                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-46927

PROSPECTUS                                                        MARCH 26, 1998
--------------------------------------------------------------------------------

                                [DAISYTEK LOGO]

                                   3,300,000

                       DAISYTEK INTERNATIONAL CORPORATION

                                 COMMON SHARES

--------------------------------------------------------------------------------

Of the 3,300,000 shares of common stock, $.01 par value (the "Common Stock"), of Daisytek International Corporation (the "Company") offered hereby, 2,300,000 are being sold by Company and 1,000,000 are being sold by the Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "DZTK." On March 25, 1998, the last reported sale price of the Common Stock on Nasdaq was $25 1/4 per share. See "Price Range of Common Stock and Dividend Policy."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-10 .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         Price to     Underwriting Discounts   Proceeds to         Proceeds to
                          Public        and Commissions(1)     Company(2)    Selling Stockholder(3)
----------------------------------------------------------------------------------------------------
Per Common Share             $24.50                    $1.34        $23.16                    $23.16
----------------------------------------------------------------------------------------------------
Total(3)                $80,850,000               $4,422,000   $53,268,000               $23,160,000
----------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses estimated at $500,000, which will be paid by the Company.

(3) The Company and the Selling Stockholder have granted to the Underwriters a 30-day option to purchase up to 495,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $92,977,500, the total underwriting discounts and commissions will be $5,085,300, the total proceeds to the Company will be $61,258,200 and the total proceeds to the Selling Stockholder will be $26,634,000. See "Underwriting."

The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that delivery of certificates therefor will be made at the offices of SBC Warburg Dillon Read Inc., New York, New York, on or about March 31, 1998. The Underwriters include:

SBC WARBURG DILLON READ INC.
                            PAINEWEBBER INCORPORATED
                                                         WILLIAM BLAIR & COMPANY

                                   [picture]

        DAISYTEK'S SALES FORCE SERVICES OVER 25,000 CUSTOMER LOCATIONS.

                                   [picture]

  THE COMPANY'S "SUPERHUB" DISTRIBUTION CENTER, LOCATED IN MEMPHIS, TENNESSEE,
                                    UTILIZES
 ADVANCED TECHNOLOGICAL EQUIPMENT TO IMPROVE OPERATING EFFICIENCY AND CUSTOMER
                                    SERVICE.

                             ---------------------

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID DURING AND AFTER THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated herein, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and reflects the two for one stock split of the Company's Common Stock effective as of March 2, 1998. Unless the context otherwise requires, references to the "Company" mean Daisytek International Corporation and its direct and indirect subsidiaries, including Daisytek, Incorporated, the Company's primary operating subsidiary, but do not include the Company's recently acquired subsidiary, Steadi-Systems, Ltd., and its subsidiaries. See "Business -- Recent Acquisition." References in this Prospectus to the Company's fiscal year means the 12 month period ending on March 31 of such year.

                                  THE COMPANY

     Daisytek International Corporation ("Daisytek" or the "Company") is a leading wholesale distributor of non-paper computer and office automation supplies and accessories. The Company distributes over 10,000 products to over 25,000 customer locations, including value added resellers ("VARs"), computer supplies dealers, office product dealers, contract stationers, buying groups, computer and office product superstores and other retailers who resell the products to end-users. The Company believes it is the largest wholesale distributor of non-paper computer and office automation supplies and accessories in the world.

     The Company sells primarily nationally known, name-brand products manufactured by over 150 original equipment manufacturers, including Hewlett-Packard, Canon, Lexmark, IBM, Okidata, Digital Equipment Corporation, Apple, Panasonic, Kodak, Imation, Epson, Sony, Xerox, Brother and Maxell. The Company's products include consumable supplies such as laser toner, inkjet cartridges, copier toner, printer ribbons, diskettes, optical storage products, computer tape cartridges and accessories. The Company's products are used in a broad range of computers and office automation products, including laser and inkjet printers, photocopiers, fax machines and data storage products.

     The Company utilizes sophisticated telemarketing, direct mail programs, frequent innovative sales promotions and electronic commerce technology to market and distribute its products throughout the United States, Canada, Mexico, Australia and Latin America, as well as in other international markets, including Singapore and the Pacific Rim. The Company presently operates one centralized "superhub" distribution center in Memphis, Tennessee, to service the U.S. and certain international markets. To service other international markets, the Company also operates smaller regional sales and distribution centers in Miami, Florida, Mexico, Australia, Canada and recently opened a sales and distribution facility in Singapore. Most of the Company's U.S. shipments are shipped via Federal Express under a contractual arrangement which, together with the Company's centralized distribution center, enables the Company to accept orders until 9:00 p.m. EST and offer its customers next business day delivery of product in stock.

     The Company also operates Priority Fulfillment Services, Inc. ("PFS"), a wholly owned subsidiary, which provides a wide array of outsourcing solutions to major corporations. Through PFS, the Company sells its core competencies in call center, product fulfillment, logistics and support services. PFS services include: order entry, order tracking, customer service (inbound) and outbound telemarketing services; product fulfillment, logistics and distribution services; and other support services such as invoicing, credit management and collection services, and accounting and systems support.

     In January 1998, the Company expanded its product line and customer base by acquiring Steadi-Systems, Ltd. ("Steadi-Systems"), an independent wholesale distributor of a wide array of professional media products (film stock, video, audio and data storage media) and video hardware (analog and digital equipment) to the filmed entertainment and multimedia industries.

     Industry sources estimate that the U.S. non-paper computer and office automation supplies market was approximately $16 billion (at retail) in 1996 and is projected to grow at a compound annual rate of approximately 10% over the next four years. The Company believes that the demand for consumable supplies is driven by three major trends: (i) the rapid advancement in hardware and peripheral technology such as laser and inkjet printers, (ii) the increasing automation of the workplace and the corresponding increase in the demand for computer and office automation supplies, particularly in the small and home office environment, and (iii) the substantial growth and acceptance of laser and color-printer technologies which require significantly more consumable supplies than older, impact printing technologies.

     Unlike the computer hardware or office equipment industry, the Company believes the non-paper computer and office automation supplies industry is not generally subject to the risk of rapid technological advances and subsequent product obsolescence. This is because the demand for non-paper consumables is not dependent on the level or type of computer hardware or office equipment sales in any particular year, but rather reflects the amount and type of equipment already in use. As a result, the consumable needs for any particular computer or item of office equipment will often continue for an extended period of time, even after the manufacture of such computer or office equipment is discontinued.

     The Company believes that the market for outsourcing of call center (inbound and outbound) and product fulfillment and distribution operations should grow rapidly as more companies focus on product development and marketing and turn to third party providers for their teleservice and distribution needs. The Company further believes that the increasing use of the Internet for electronic commerce activities should fuel growth for the outsourcing of small package distribution.

     The Company's net sales increased from $233.5 million in fiscal year 1993 to $603.8 million in fiscal year 1997, a compound annual revenue growth rate of 26.8%, while operating income increased from $6.4 million (without giving effect to certain one-time events) to $23.3 million over the same period, a compound annual operating income growth rate of 38.2%. These growth rates reflect the Company's wide selection of popular products at competitive prices, its ability to continually increase sales to existing customers and add new product lines and new customers and its emphasis on controlling operating expenses and achieving distribution efficiencies.

     The key components of the Company's strategy to increase its market share and achieve continued sales and earnings growth are to:

          - Continue to Focus on the Consumable Supplies Industry by increasing sales to existing customers within the contract stationer, VAR and computer and office product superstore channels and initiating new customer relationships and new channels such as mass merchants, grocery and convenience stores. Additionally, the Company will continue to focus on the introduction of new products such as media products, color printer supplies, optical storage products and bar coding products.

          - Leverage Innovative Technology to Capture Market Share. The Company regularly uses innovative technology based tools to closely monitor sales and profitability, improve productivity in telemarketing and distribution and provide value-added services, such as an electronic catalog and on-line ordering (known as "SOLO", the System for Online Ordering), electronic data interchange ("EDI"), drop-shipping to end-users, advanced order tracking systems and "customer links" which provide customers with direct access to proprietary Company databases. These technology tools should allow the Company to continue to improve overall operating efficiency and customer service and win further market share.

          - Expand International Presence by utilizing the Company's strength in marketing and distributing consumable supplies in emerging growth markets in other areas of the world, including Latin America and the Pacific Rim. The Company's financial strength, consumable supplies experience and broad product range should provide the Company with strong growth opportunities in these markets.

          - Capitalize on the Outsourcing Trend by Expanding PFS through Leveraging the Company's Small Package Distribution and Telemarketing Expertise. In particular, the Company believes that the growth of electronic commerce over the Internet will provide the Company with significant growth opportunities to offer its call center, product fulfillment and distribution services to a wide array of customers in a variety of industries.

          - Seek Acquisitions of Selected Product Lines, Fulfillment Services and International Operations to capitalize on the Company's expertise in small package distribution, especially products having high value low weight characteristics.

     The Company's principal executive offices are located at 500 North Central Expressway, Plano, Texas 75074, and its telephone number is (972) 881-4700.

                                  THE OFFERING

Common Stock offered by the
  Company........................    2,300,000 shares

Common Stock offered by the
  Selling Stockholder............    1,000,000 shares

Common Stock outstanding after
  the Offering...................    15,961,032 shares(1)

Use of Proceeds by the Company...    Repayment of indebtedness under the
                                     Company's
                                     bank credit facilities. See "Use of
                                     Proceeds."

Nasdaq National Market symbol....    DZTK
---------------

(1) Based on the number of shares outstanding as of the date of this Prospectus. Does not include (i) 1,735,724 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options and (ii) 2,048,952 shares of Common Stock available for the future grant of stock options under the Company's Stock Option Plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           NINE MONTH
                                                                                          PERIODS ENDED
                                           FISCAL YEARS ENDED MARCH 31,                   DECEMBER 31,
                               -----------------------------------------------------   -------------------
                                 1993        1994       1995       1996       1997       1996       1997
                               --------    --------   --------   --------   --------   --------   --------
                                                                                           (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net sales..................  $233,458    $276,699   $352,953   $464,169   $603,814   $429,471   $538,966
  Gross profit...............    23,263      28,817     35,971     47,970     59,966     42,463     53,940
  Income (loss) from
    operations...............    (2,260)(1)    8,479    12,711     18,946     23,336     16,385     20,797
  Net income (loss)..........    (2,921)      4,257      6,496     10,767     13,367      9,360     11,836
PER SHARE DATA(2):
  Net income (loss) per
    common share:
    Basic....................  $  (0.34)   $   0.49   $   0.68   $   0.85   $   1.03   $   0.73   $   0.87
    Diluted..................  $  (0.34)   $   0.40   $   0.59   $   0.80   $   0.97   $   0.68   $   0.83
  Weighted average common
    shares outstanding:
    Basic....................     8,620       8,676      9,550     12,602     12,934     12,904     13,530
  Weighted average common and
    common equivalent shares
    outstanding:
    Diluted..................     8,620      10,576     11,084     13,514     13,826     13,832     14,260

                                                                 AS OF
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................    $ 93,784
  Total assets..............................................     186,973
  Long-term debt, net of current maturities.................      28,849
  Shareholders' equity......................................      82,140

---------------

(1) The Company's income from operations for fiscal year 1993 would have been approximately $6.4 million without giving effect to the events described in footnote (1) on page 13.

(2) In February 1998, the Company's Board of Directors approved a two for one stock split effected in the form of a stock dividend paid on March 2, 1998 to stockholders of record on February 16, 1998. Share data is based upon the weighted average common shares and share equivalents outstanding for each period, adjusted to reflect the split.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus, in evaluating an investment in the Common Stock.

ADVERSE EFFECT OF COMPETITION AND SHIFTING CUSTOMER MIX

     The non-paper computer and office automation product supplies wholesale distribution industry is highly competitive. The Company competes with product manufacturers, general office supply wholesalers, other national and regional computer supplies wholesale distributors, computer hardware and software distributors, and, to a lesser extent, non-specialized wholesalers. Many of the Company's competitors such as product manufacturers and general office supply wholesalers are larger and have substantially greater financial and other resources than the Company. Competition in the Company's industry is generally based on price, breadth of product lines, product and credit availability, delivery time and the level and quality of customer services.

     In addition, the Company has generally experienced and, over time, expects to continue to experience, declining gross profit margins primarily as a result of customer consolidation and a shifting customer mix from small and medium sized dealers and resellers to large national accounts and computer and office product superstores, many of whom have direct purchasing relationships with product manufacturers, and as a result of price competition. Although, historically, the Company has been able to offset such declines by reducing the Company's operating expenses as a percentage of net sales, and while management believes it will generally be able to continue to do so, no assurance can be given in this regard. Management also expects that the continuing consolidation among its customers may cause a reduction in the sales growth of the Company's core domestic supplies business. The Company presently expects to partially offset this reduced growth rate with further growth in its international and PFS businesses, but no assurance can be given in this regard. The growth in sales to computer and office product superstores has also created an increased concentration of credit risk, as such customers now account for a larger percentage of net sales and accounts receivable. See "Business -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SHIPPING ARRANGEMENTS WITH A THIRD PARTY

     The Company presently ships approximately 85% of its U.S. shipments under a five-year contractual arrangement with Federal Express (the "Federal Express Agreement") pursuant to which the Company, subject to compliance with certain conditions, receives favorable shipping rates. The Federal Express Agreement has a scheduled termination date of November 1999, but may be terminated at any time upon prior notice, and there can be no assurance that such termination, or a substantial change in the operations of, or disruption of services provided by, Federal Express, would not have a material adverse effect on the Company's business. See "Business -- Distribution."

DEPENDENCE ON KEY SUPPLIERS

     Although the Company regularly carries products and accessories manufactured by more than 150 original equipment manufacturers, approximately 76% of the Company's net sales during the nine months ended December 31, 1997 were derived from products manufactured by the Company's ten largest suppliers, with the sale of Hewlett-Packard and Canon products accounting for approximately 39% and 10% of total net sales, respectively, and the sale of Lexmark, Digital Equipment Corporation, Epson, Okidata, Panasonic and Xerox products each accounting for between approximately 3% to 6% of total net sales. In addition, the Company's business is dependent upon terms provided by its key suppliers, including pricing and related provisions, product availability and dealer authorizations. The Company's direct purchasing agreements with its major suppliers are generally terminable by the supplier at any time, with or without cause, and, while the Company considers its relationships with its key suppliers, including Hewlett-Packard, Canon, Lexmark, Digital Equipment Corporation, Epson, Okidata, Panasonic and Xerox to be good, there can be no assurance that these relationships will not be terminated or that such relationships will continue as presently in effect. In addition, changes by one or more of such key suppliers of their policies regarding wholesale distributors or volume discount schedules or other marketing programs applicable to the Company may have a material adverse effect on the Company's business. See "Business -- Suppliers."

RISK OF INTERNATIONAL OPERATIONS AND EXPANSION

     Approximately 19% of the Company's total net sales in fiscal year 1997, and 22% of the Company's total net sales for the nine months ended December 31, 1997 were sold through the Company's Canadian, Mexican, Australian and U.S. export operations, including Latin America. The Company believes that international markets represent further opportunities for growth. To take advantage of the growing Far East and Australia marketplace, in October 1996 the Company acquired Lasercharge Pty Ltd., a large computer and office automation supplies wholesaler, and recently opened a sales and distribution facility in Singapore. To service the growing Latin American market, in November 1994 the Company opened a sales office and distribution center in Mexico City, Mexico, and in January 1996 the Company opened a similar facility in Miami, Florida. There can be no assurance, however, that the Company will be successful in these or other international efforts or that the risks inherent in international operations, such as currency fluctuations or the political or economic instability of certain foreign countries and regions, will not have a material adverse effect on the Company's results of operations. The Company attempts to protect itself from foreign currency translation risks by denominating substantially all of its non-Canadian and non-Australian international sales in U.S. dollars. In addition, on an annual basis, the Company has entered into various one-year forward Canadian and various forward Australian currency exchange contracts in order to hedge the Company's net investment in, and its intercompany payable applicable to, its Canadian and Australian subsidiaries. The Company may also consider entering into other forward exchange contracts in order to hedge the Company's net investment in its other foreign subsidiaries, although no assurance can be given that the Company will be able to do so on acceptable terms. The Company also has local currency lines of credit available in Canada and Australia and may from time to time borrow in foreign currencies in order to meet the working capital needs of one or more of its foreign subsidiaries. See "Business -- Business Strategy, -- Sales and Marketing -- Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 1 of Notes to Consolidated Financial Statements.

ACQUISITIONS

     As part of its growth strategy, the Company pursues the acquisition of companies that either complement or expand its existing business. As a result, the Company regularly evaluates potential acquisition opportunities, which may be material in size and scope. Acquisitions involve a number of risks and uncertainties, including expansion into new geographic markets and business areas, the requirement to understand local business practices, the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, the possible requirement to upgrade the acquired companies' management information systems to the Company's standards, possible dilutive issuances of equity securities, the incurrence of additional debt, the amortization of any acquired intangible assets and potential adverse short-term effects on the Company's operating results. See "Business -- Business Strategy."

DEPENDENCE ON INFORMATION SYSTEMS

     The Company depends on a variety of information systems for its operations, particularly its centralized information processing system which supports, among other things, inventory management, order processing, shipping, receiving, and accounting. Although the Company has not in the past experienced significant failures or down time of its centralized information processing system or any of its other information systems, and while the Company believes it presently has adequate safeguards and backups in place, any such failure or significant down time could prevent the Company from taking customer orders, and/or shipping product and could prevent customers from accessing price and product availability information from the Company. Consequently, a failure of the Company's information systems could have a material adverse effect on the Company's business, financial condition, or results of operations. In addition, the inability of the Company to attract and retain the highly-skilled personnel required to implement, maintain, and operate its centralized information processing system and the Company's other information systems could have a material adverse effect on the Company's business, financial condition, or results of operations. See "Business - Management Information Systems."

YEAR 2000 ISSUE

     The Company has developed plans to ensure its information systems are capable of properly utilizing dates beyond December 31, 1999 (the "Year 2000" issue). The Company believes that with upgrades or modifications to existing software and conversion to new software, the impact of the Year 2000 issue can be mitigated. However, if such upgrades, modifications and conversions are not made, or are not made in a timely manner, the Year 2000 issue could have a material impact on the Company's operations. The Company is also seeking to work with its customers, suppliers and other service providers to ensure their systems are Year 2000 compliant. There can be no assurance that customers or suppliers will successfully implement Year 2000 compliant systems. In the event that numerous or significant customers or suppliers do not successfully implement Year 2000 compliant systems, the Company's operations could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON SENIOR MANAGEMENT

     The success of the Company is largely dependent on the skills, experience and efforts of its senior management. The loss of the services of one or more of its senior management could have an adverse effect on the Company's future business and prospects. The Company currently maintains, and is the beneficiary of, key-person term life insurance in the aggregate amount of $5 million on the lives of certain of its executive officers. The Company does not presently require any of its senior management to execute employment or non-competition agreements. See "Management."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may be subject to significant fluctuations in response to variations in the Company's quarterly operating results, general trends in the Company's industry and other factors, as well as general economic conditions. In addition, the stock market, at times, has experienced substantial price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

AVAILABILITY OF PREFERRED SHARES FOR ISSUANCE

     The Company's Certificate of Incorporation authorizes the Company to issue up to 1,000,000 shares of preferred stock, although the Company has no present intention to issue any shares of preferred stock. However, since the rights and preferences of any series of preferred stock may be set by the Board of Directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of the Common Stock and thus may adversely affect the rights of holders of Common Stock. The ability to issue preferred stock could have the effect of delaying or preventing a change in control of the Company.

POSSIBLE ANTI-TAKEOVER EFFECTS

     The Company's Certificate of Incorporation and Bylaws include certain anti-takeover provisions. These provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. Nevertheless, these provisions, together with certain provisions of the Delaware General Corporation Law, may delay or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders.

DIVIDEND POLICY

     The Company currently intends to retain all future earnings to finance the further development of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Price Range of Common Stock and Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including the documents incorporated herein by reference, contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. When used in this Prospectus, the words "believe," "anticipate," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements may include plans relating to future operations, acquisitions, financing needs or the Company's products and services; projections of revenue and net income and issues that may affect revenue or net income; projections of capital expenditures; and assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. The Company's actual results and events may differ significantly from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein under "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,300,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $52.8 million (approximately $60.8 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and offering expenses. The net proceeds of the Offering to the Company will be used to reduce indebtedness under the Company's revolving bank credit facilities. As of March 25, 1998, the Company had approximately $63.9 million outstanding under these facilities at a weighted average interest rate of 6.4%. See Note 2 of Notes to Consolidated Financial Statements regarding the respective maturities of the Company's revolving bank credit facilities.

     The receipt of the proceeds of the Offering will strengthen the Company's balance sheet and will provide additional funding for domestic and international growth and possible acquisitions to expand its product line and its call center and fulfillment and distribution capabilities. While the Company regularly reviews acquisition opportunities, and is presently commencing review of a possible acquisition opportunity, no acquisitions are currently pending.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder in the Offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed and trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "DZTK." The following table sets forth for the period indicated the high and low sale price for the Common Stock as reported by the Nasdaq National Market, as adjusted to reflect the two for one stock split effective as of March 2, 1998:

                                                                       PRICE
                                                              -----------------------
                                                                HIGH           LOW
                                                              ---------     ---------
Fiscal Year 1996
  First Quarter.............................................  $12 1/2       $ 9 9/16
  Second Quarter............................................  $16 7/16      $10 1/2
  Third Quarter.............................................  $16 1/2       $13 1/8
  Fourth Quarter............................................  $17 7/8       $13 7/8
Fiscal Year 1997
  First Quarter.............................................  $23 1/2       $16 1/4
  Second Quarter............................................  $22 1/16      $17 1/4
  Third Quarter.............................................  $21 3/4       $17 1/4
  Fourth Quarter............................................  $21           $15 1/2
Fiscal Year 1998
  First Quarter.............................................  $19 7/8       $12 3/8
  Second Quarter............................................  $24           $19 3/8
  Third Quarter.............................................  $22 1/2       $16 5/16
  Fourth Quarter (through March 25, 1998)...................  $28 1/4       $17 3/8

     The closing price of a share of Common Stock on March 25, 1998 was $25 1/4. As of January 31, 1998, there were approximately 2,200 shareholders of which 83 were record holders of the Common Stock.

     The Company has never paid cash dividends on its Common Stock and does not anticipate the payment of cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all earnings to finance the further development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1997 and as adjusted as of such date to give effect to: (i) the sale by the Company of the shares of Common Stock offered by it hereby and (ii) the application of the estimated net proceeds thereof to reduce indebtedness under the Company's revolving credit facilities. See "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, which are included elsewhere in this Prospectus.

                                                                   AS OF DECEMBER 31, 1997
                                                              ----------------------------------
                                                                 ACTUAL           AS ADJUSTED
                                                              -------------     ----------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Current portion of capital lease obligations..............    $    367            $    367
                                                                ========            ========
Long-term debt:
  Revolving credit facilities(1)............................    $ 28,718            $     --
  Capital lease obligations.................................         131                 131
                                                                --------            --------
     Total long-term debt...................................    $ 28,849            $    131
                                                                --------            --------
Shareholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized, none issued and outstanding................    $     --            $     --
  Common stock, $0.01 par value; 20,000,000 shares
     authorized, 13,636,340 shares issued and outstanding
     (actual), 15,936,340 shares issued and outstanding (as
     adjusted)..............................................         136                 159
  Additional paid-in capital................................      36,907              89,652
  Retained earnings.........................................      46,939              46,939
  Cumulative foreign currency translation adjustment........      (1,842)             (1,842)
                                                                --------            --------
     Total shareholders' equity.............................    $ 82,140            $134,908
                                                                --------            --------
          Total capitalization..............................    $110,989            $135,039
                                                                ========            ========

---------------

(1) As of March 25, 1998, the Company had approximately $63.9 million outstanding under its revolving credit facilities.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated statement of operations data presented below for each of the fiscal years ended March 31, 1995, 1996 and 1997, and the selected consolidated balance sheet data as of March 31, 1996 and 1997 have been derived from the Company's audited consolidated financial statements, and should be read in conjunction with those statements, which are included in this Prospectus. The selected consolidated statements of operations data for the fiscal years ended March 31, 1993 and 1994 and the selected consolidated balance sheet data as of March 31, 1993, 1994 and 1995 have been derived from the Company's audited consolidated financial statements, and should be read in conjunction with those statements, which are not included in this Prospectus. The consolidated statement of operations data for the nine month periods ended December 31, 1996 and 1997 and the consolidated balance sheet data at December 31, 1997 are derived from unaudited consolidated financial statements included herein. In the opinion of management, the unaudited information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company at the date and for the period presented. Results for the nine month period ended December 31, 1997 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto which are included elsewhere in this Prospectus.

                                                                                                     NINE MONTH
                                                                                                    PERIODS ENDED
                                                  FISCAL YEARS ENDED MARCH 31,                      DECEMBER 31,
                                     ------------------------------------------------------   -------------------------
                                       1993         1994       1995       1996       1997        1996          1997
                                     --------     --------   --------   --------   --------   -----------   -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)            (UNAUDITED)   (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net sales........................  $233,458     $276,699   $352,953   $464,169   $603,814    $429,471      $538,966
  Cost of sales....................   208,972      247,480    316,982    416,199    543,848     387,008       485,026
  Provision for losses from
    disposal of software and
    hardware inventory.............     1,223          402         --         --         --          --            --
                                     --------     --------   --------   --------   --------    --------      --------
    Gross profit...................    23,263       28,817     35,971     47,970     59,966      42,463        53,940
  Selling, general and
    administrative expenses........    21,822       20,338     23,260     29,024     36,630      26,078        33,143
  Other operating expenses.........     3,701           --         --         --         --          --            --
                                     --------     --------   --------   --------   --------    --------      --------
    Income (loss) from
      operations...................    (2,260)(1)    8,479     12,711     18,946     23,336      16,385        20,797
  Interest expense.................     1,723        1,726      2,050      1,482      1,677       1,220         1,619
                                     --------     --------   --------   --------   --------    --------      --------
    Income (loss) before income
      taxes........................    (3,983)       6,753     10,661     17,464     21,659      15,165        19,178
  Provision (benefit) for income
    taxes..........................    (1,062)       2,496      4,165      6,697      8,292       5,805         7,342
                                     --------     --------   --------   --------   --------    --------      --------
    Net income (loss)..............  $ (2,921)    $  4,257   $  6,496   $ 10,767   $ 13,367    $  9,360      $ 11,836
                                     ========     ========   ========   ========   ========    ========      ========
PER SHARE DATA(2):
  Net income (loss) per common
    share:
    Basic..........................  $  (0.34)    $   0.49   $   0.68   $   0.85   $   1.03    $   0.73      $   0.87
    Diluted........................  $  (0.34)    $   0.40   $   0.59   $   0.80   $   0.97    $   0.68      $   0.83
  Weighted average common shares
    outstanding:
    Basic..........................     8,620        8,676      9,550     12,602     12,934      12,904        13,530
  Weighted average common and
    common equivalent shares
    outstanding:
    Diluted........................     8,620       10,576     11,084     13,514     13,826      13,832        14,260

                                                               AS OF MARCH 31,                                      AS OF
                                             ---------------------------------------------------                 DECEMBER 31,
                                              1993       1994       1995       1996       1997                       1997
                                             -------   --------   --------   --------   --------                 ------------
                                                                                                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital..........................  $22,290   $ 28,167   $ 43,427   $ 56,663   $ 80,248                   $ 93,784
  Total assets.............................   57,213     67,385     94,421    128,601    175,288                    186,973
  Long-term debt, net of current
    maturities.............................   16,815     19,640     11,334     16,419     30,454                     28,849
  Shareholders' equity.....................   11,844     15,937     40,817     51,661     67,193                     82,140

---------------

(1) The Company's income from operations for fiscal year 1993 would have been approximately $6.4 million without giving effect to the following events:
    (i) a $4.3 million loss from operations related to the Company's PC hardware and software division which was eliminated in fiscal year 1993, including a $1.2 million provision for losses from disposal of software and hardware inventory; (ii) a $3.7 million loss from operations related to the following other operating expenses: (1) the Company's write-off of trade receivables and advances owing from a related party in the aggregate amount of $1.2 million and establishment of a reserve of $0.5 million for trade receivables owing from another related party, (2) costs aggregating $1.6 million incurred by the Company in connection with the consolidation of its five U.S. regional distribution centers into one "superhub" distribution center in Memphis, Tennessee, and (3) costs aggregating $0.5 million incurred by the Company in connection with a withdrawn initial public offering; and
    (iii) a $0.7 million loss from operations related to the Company's temporary reduction of outbound shipping rates as part of a promotional marketing program in connection with the opening of the Memphis distribution center.

(2) In February 1998, the Company's Board of Directors approved a two for one stock split effected in the form of a stock dividend paid on March 2, 1998 to stockholders of record on February 16, 1998. Share data is based upon the weighted average common shares and share equivalents outstanding for each period, adjusted to reflect the split.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth certain financial information from the Company's audited and unaudited consolidated statements of income expressed as a percentage of net sales.

                                                                                        NINE MONTH
                                                                                      PERIODS ENDED
                                                     FISCAL YEARS ENDED MARCH 31,      DECEMBER 31,
                                                     -----------------------------    --------------
                                                      1995       1996       1997      1996     1997
                                                     -------    -------    -------    -----    -----
Net sales..........................................   100.0%     100.0%     100.0%    100.0%   100.0%
Cost of sales......................................    89.8       89.7       90.1      90.1     90.0
                                                      -----      -----      -----     -----    -----
  Gross profit.....................................    10.2       10.3        9.9       9.9     10.0
Selling, general and administrative expenses.......     6.6        6.2        6.0       6.1      6.1
                                                      -----      -----      -----     -----    -----
  Income from operations...........................     3.6        4.1        3.9       3.8      3.9
Interest expense...................................     0.6        0.3        0.3       0.3      0.3
                                                      -----      -----      -----     -----    -----
  Income before income taxes.......................     3.0        3.8        3.6       3.5      3.6
Provision for income taxes.........................     1.2        1.5        1.4       1.3      1.4
                                                      -----      -----      -----     -----    -----
  Net income.......................................     1.8%       2.3%       2.2%      2.2%     2.2%
                                                      =====      =====      =====     =====    =====

     The following table sets forth certain unaudited quarterly financial data and certain data expressed as a percentage of net sales for fiscal year 1997 and the first three quarters of fiscal year 1998. The unaudited quarterly information includes all adjustments, consisting of only normal recurring adjustments, which management considers necessary for a fair presentation of the information shown. The financial data and ratios for any quarter are not necessarily indicative of results of any future period.

                                         FISCAL YEAR 1997                             FISCAL YEAR 1998
                         ------------------------------------------------   -------------------------------------
                         JUNE 30    SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                         --------   ------------   -----------   --------   --------   ------------   -----------
                                                          (DOLLARS IN THOUSANDS)
Net sales..............  $136,894     $138,148      $154,429     $174,343   $172,812     $179,568      $186,586
Gross profit...........    13,670       13,589        15,204       17,503     17,306       17,871        18,763
  Gross profit
    margin.............      10.0%         9.8%          9.8%        10.0%      10.0%        10.0%         10.1%
SG&A expenses..........  $  8,306     $  8,397      $  9,375     $ 10,552   $ 10,583     $ 11,052      $ 11,508
  Percent of net
    sales..............       6.1%         6.1%          6.1%         6.1%       6.1%         6.2%          6.2%
Income from
  operations...........  $  5,364     $  5,192      $  5,829     $  6,951   $  6,723     $  6,819      $  7,255
  Operating margin.....       3.9%         3.8%          3.8%         4.0%       3.9%         3.8%          3.9%
Net income.............  $  3,041     $  2,955      $  3,364     $  4,007   $  3,829     $  3,869      $  4,138
  Net margin...........       2.2%         2.1%          2.2%         2.3%       2.2%         2.2%          2.2%

RECENT RESULTS

     The following table sets forth certain unaudited information with respect to the results of operations of the Company for the nine month periods ended December 31, 1996 and 1997, respectively. Such information is not necessarily indicative of the results that may be expected for the full fiscal year, but, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of results of operations for such periods:

                                                                  NINE MONTHS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales...................................................   $429,471       $538,966
Cost of sales...............................................    387,008        485,026
                                                               --------       --------
  Gross profit..............................................     42,463         53,940
Selling, general and administrative expenses................     26,078         33,143
                                                               --------       --------
  Income from operations....................................     16,385         20,797
Interest expense............................................      1,220          1,619
                                                               --------       --------
  Income before income taxes................................     15,165         19,178
Provision for income taxes..................................      5,805          7,342
                                                               --------       --------
Net income..................................................   $  9,360       $ 11,836
                                                               ========       ========
PER SHARE DATA(1):
Net income per common share:
  Basic.....................................................   $   0.73       $   0.87
  Diluted...................................................   $   0.68       $   0.83
Weighted average common shares outstanding:
  Basic.....................................................     12,904         13,530
Weighted average common and common equivalent shares
  outstanding:
  Diluted...................................................     13,832         14,260

---------------

(1) In February 1998, the Company's Board of Directors approved a two for one stock split, effected in the form of a stock dividend paid on March 2, 1998 to stockholders of record on February 16, 1998. The weighted average common share and net income per common share calculations have been adjusted to reflect the split for all periods presented.

  Results of Operations for the Nine Month Periods Ended December 31, 1997 and 1996.

     Net Sales. Net sales for the nine months ended December 31, 1997 were $539.0 million as compared to $429.5 million for the nine months ended December 31, 1996, an increase of $109.5 million, or 25.5%. This increase was the result of an increase in U.S. net sales of $65.7 million, or 18.6%, and an increase in international net sales of $43.8 million, or 57.5%. The growth in U.S. and international net sales was primarily due to new customers, increased sales volume to large national accounts, computer and office product superstores, the Company's continued introduction of new products, and the addition of net sales from its Australian subsidiary which was acquired by the Company during the third quarter of fiscal year 1997. Net sales to new customers for the nine months ended December 31, 1997 were approximately $27 million, while net sales to existing customers increased by approximately $83 million during this period.

     During November 1997, the Company announced that it would not match lower pricing offered by a competitor to one of the Company's largest customers. Net sales to this customer ranged from approximately 5% to 7% of the Company's total net sales during fiscal year 1997 and the first six months of fiscal year 1998. The Company believes that the loss of net sales to this customer in the future will reduce the Company's growth rate in net sales, gross profit and net income for the remainder of this fiscal year and next fiscal year. In addition, continuing consolidation among the Company's domestic customers may reduce the rate of U.S. sales growth below that achieved in the past.

     Gross Profit. Gross profit for the nine months ended December 31, 1997 was $53.9 million as compared to $42.5 million in the same period in 1996, an increase of $11.4 million, or 27.0%, primarily as the result of increased sales volume in the first nine months of fiscal year 1998. The Company's gross profit margin as a percent of net sales was 10.0% for the nine month period ended December 31, 1997 as compared to 9.9% for the same period in 1996. The increase in the Company's gross profit margin as a percentage of net sales was a result of higher margin fee revenue business for PFS, the Company's subsidiary which provides outsourcing services, and enhanced product sourcing in fiscal year 1998. The Company believes that the competitive environment and consolidation of its wholesale customers will continue to place downward pressure on the Company's gross profit margin percentage during fiscal year 1998.

     SG&A Expenses. SG&A expenses for the nine months ended December 31, 1997 were $33.1 million, or 6.1% of net sales, as compared to $26.1 million, or 6.1% of net sales, for the nine months ended December 31, 1996. The increase in SG&A expenses was primarily a result of the increase in costs associated with the Company's increased sales volume. The Company continues to incur incremental SG&A expenses to invest in growth areas of the business, PFS in particular. SG&A as a percentage of net sales for the first nine months of fiscal year 1998 remained unchanged as these incremental SG&A expenses were offset by improved operating efficiencies and staff productivity as a result of increased sales volume and continued technological enhancements implemented by the Company.

     Income from Operations. Income from operations for the nine months ended December 31, 1997 was $20.8 million as compared to $16.4 million for the same period during 1996, an increase of $4.4 million, or 26.9%. This increase was due to increased sales volume and increased gross profit partially offset by increased SG&A expenses related to the incremental volume. Income from operations as a percentage of net sales was 3.9% for the nine months ended December 31, 1997 as compared to 3.8% for the corresponding period ending December 31, 1996.

     Interest Expense. Interest expense for the nine months ended December 31, 1997 was $1.6 million as compared to $1.2 million for the nine months ended December 31, 1996. Interest expense was higher during the nine months ended December 31, 1997, due to an increase in the average amounts outstanding under the Company's lines of credit due to increased sales volume, in addition to a slight increase in interest rates. The weighted average interest rate was 6.9% and 6.7% for the nine month periods ended December 31, 1997 and 1996, respectively.

     Income Taxes. The Company's provision for income taxes was $7.3 million for the nine months ended December 31, 1997 as compared to $5.8 million for the nine months ended December 31, 1996. The increase was primarily due to increased pretax profits. The effective tax rate for all periods presented was approximately 38.3%. For an analysis of the Company's provision for income taxes, see Note 6 of the Notes to Consolidated Financial Statements.

  Fiscal Year Ended March 31, 1997 Compared to Fiscal Year Ended March 31, 1996

     Net Sales. Net sales for the year ended March 31, 1997 were $603.8 million as compared to $464.2 million for the year ended March 31, 1996, an increase of $139.6 million, or 30.1%, as the result of an increase in U.S. net sales of $103.0 million, or 26.5%, and an increase in international net sales of $36.6 million, or 48.2%. The growth in U.S. and international net sales was primarily due to increased sales volume to large national accounts, computer and office product superstores, new customers and the Company's continued introduction of new products, and the addition of net sales from its Australian subsidiary which was acquired by the Company during the third quarter of fiscal year 1997. The growth rate in net sales to computer and office product superstore customers for the year ended March 31, 1997 was less than the growth rate experienced for such customers during the prior year. Net sales to new customers for the year ended March 31, 1997 were approximately $49 million, including the net sales from its new Australian subsidiary, while net sales to existing customers increased by approximately $91 million during the year.

     Gross Profit. Gross profit for the year ended March 31, 1997 was $60.0 million as compared to $48.0 million in fiscal year 1996, an increase of $12.0 million, or 25.0%, primarily as the result of increased sales volume in fiscal year 1997. The Company's gross profit margin as a percent of net sales was 9.9% for the year ended March 31, 1997 as compared to 10.3% for the prior year. Gross profit margin percentage declined during the year ended March 31, 1997 primarily because the prior year's results include the benefit of incremental margins earned on the sale of certain one-time inventory purchases by the Company prior to manufacturer price increases. If the benefits of the one-time inventory purchase actions are excluded from the prior year's results, gross profit as a percentage of net sales for fiscal year 1997 is slightly lower as compared to the prior year. Increased sales at lower gross profit margins to large national accounts and computer and office product superstores also contributed to the decline in gross profit margin percentages during the year ended March 31, 1997.

     SG&A Expenses. SG&A expenses for the year ended March 31, 1997 were $36.6 million, or 6.0% of net sales, as compared to $29.0 million, or 6.2% of net sales, for the year ended March 31, 1996. The increase in SG&A expenses was primarily a result of the increase in variable costs associated with the Company's increased sales volume. The decrease in SG&A expenses as a percentage of net sales was primarily due to improved operating efficiencies and staff productivity as a result of increased sales volume and continued technological enhancements implemented by the Company. During fiscal 1997, the Company incurred incremental SG&A expenses associated with its PFS subsidiary and also associated with an expansion of its leased facilities in Memphis and Plano.

     Income from Operations. Income from operations for the year ended March 31, 1997 was $23.3 million as compared to $18.9 million for fiscal year 1996, an increase of $4.4 million, or 23.2%. This increase was primarily due to increased sales volume, increased gross profit and improved operating efficiencies. Income from operations as a percentage of net sales was 3.9% for the year ended March 31, 1997 as compared to 4.1% for last year, primarily as the result of a decrease in gross profit margin as a percentage of net sales which was somewhat offset by a decline in SG&A expenses as a percentage of net sales. Income from operations as a percentage of net sales for the year ended March 31, 1997 declined primarily because the prior year's results include the effects of the one-time inventory purchase actions. When the benefits of the one-time inventory purchase actions are excluded from the prior year's results, income from operations as a percentage of net sales for fiscal year 1997 was slightly higher than fiscal year 1996.

     Interest Expense. Interest expense was $1.7 million during the year ended March 31, 1997 and was $1.5 million during the year ended March 31, 1996. Interest expense increased as a result of an increase in the average line of credit to support a larger revenue base, which was partially offset by a reduction in interest rates during fiscal year 1997. The weighted average interest rate was 6.7% during the year ended March 31, 1997 as compared to 7.5% for the previous year.

     Income Taxes. The Company's provision for income taxes was $8.3 million for the year ended March 31, 1997 as compared to $6.7 million for the year ended March 31, 1996. The increase was primarily due to increased pretax profits. The effective tax rate for both years was approximately 38.3%.

  Fiscal Year Ended March 31, 1996 Compared to Fiscal Year Ended March 31, 1995

     Net Sales. Net sales for fiscal year 1996 were $464.2 million as compared to $353.0 million for fiscal year 1995, an increase of $111.2 million, or 31.5%, as the result of an increase in U.S. net sales of $94.8 million, or 32.3%, and an increase in international net sales of $16.4 million, or 27.6%. The growth in U.S. and international net sales was primarily due to increased sales volume to large national accounts, computer and office product superstores, new customers and the Company's continued introduction of new products. Net sales to new customers for fiscal year 1996 were approximately $35 million, while net sales to existing customers increased by approximately $77 million during this period.

     Gross Profit. Gross profit for fiscal year 1996 was $48.0 million as compared to $36.0 million in fiscal year 1995, an increase of $12.0 million, or 33.4%, primarily as the result of increased sales volume in fiscal year 1996, as well as incremental gross profit earned on the sale of certain inventory purchased by the Company prior to manufacturer price increases. The Company's gross profit margin was 10.3% for fiscal year 1996 as compared to 10.2% for the prior year. The increase in gross profit margin percentage was primarily the result of incremental margins earned on the sale of certain inventory purchased by the Company prior to manufacturer price increases. Without the benefit gained from such incremental gross profit, gross profit margin percentage for fiscal year 1996 decreased slightly compared to the previous year. This gross profit margin percentage decline occurred primarily as the result of increased sales at lower gross profit margins to large national accounts and computer and office product superstores.

     SG&A Expenses. SG&A expenses for fiscal year 1996 were $29.0 million, or 6.2% of net sales, as compared to $23.3 million, or 6.6% of net sales, for fiscal year 1995. The increase in SG&A expenses was primarily a result of the increase in costs associated with the Company's increased sales volume. The decrease in SG&A expenses as a percentage of net sales was primarily due to improved operating efficiencies and staff productivity as a result of increased sales volume and continued technological enhancements implemented by the Company.

     Income from Operations. Income from operations for fiscal year 1996 was $18.9 million as compared to $12.7 million for fiscal year 1995, an increase of $6.2 million, or 49.1%. This increase was primarily due to increased sales volume, increased gross profit and improved operating efficiencies. Income from operations as a percentage of net sales was 4.1% for fiscal year 1996 as compared to 3.6% for fiscal year 1995, primarily as the result of an increase in gross profit margin, related to the one-time inventory purchase actions, and a decline in SG&A expenses as a percentage of net sales. When the benefits of the one-time inventory purchase actions are excluded from fiscal year 1996 results, the Company's income from operations as a percentage of net sales increased slightly from the prior year.

     Interest Expense. Interest expense for fiscal year 1996 was $1.5 million as compared to $2.1 million in fiscal year 1995. The decrease was primarily the result of a reduction in the outstanding balance in the Company's line of credit attributable to the proceeds received from the Company's initial public offering (the "IPO") in January 1995. The weighted average interest rate was 7.5% during fiscal year 1996 as compared to 7.9% for fiscal year 1995. Interest expense for fiscal year 1996 was also impacted by the incremental borrowings required to finance the Company's additional inventory purchases discussed above.

     Income Taxes. The Company's provision for income taxes was $6.7 million for fiscal year 1996 as compared to $4.2 million in fiscal year 1995. The increase was primarily due to increased pretax profits. The effective tax rate for fiscal year 1996 was 38.3% as compared to the effective tax rate of 39.1% for fiscal year 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's primary source of cash has been from financing activities. Net cash of $10.1 million, $5.2 million and $15.6 million was provided by financing activities during fiscal years 1995, 1996 and 1997, respectively. During the nine months ended December 31, 1996, net cash of $11.1 million was provided by financing activities, compared to net cash provided by financing activities of $1.7 million for the nine months ended December 31, 1997. In January 1995, the Company sold 2,760,000 shares of Common Stock in an initial public offering and received net proceeds of approximately $18.6 million. The Company used such net proceeds, along with an aggregate of $2.3 million received by the Company concurrently with the initial public offering from an officer of the Company and a selling stockholder in repayment of indebtedness owing by such officer and selling stockholder to the Company, to reduce its outstanding indebtedness under the Company's line of credit. During fiscal years 1996 and 1997, proceeds from bank borrowings and the exercise of Common Stock options were used to finance the Company's operations and expansion. Cash provided by financing activities during the nine months ended December 31, 1996 was generated primarily from the exercise of Common Stock options, and an increase in the Company's revolving line of credit facility, and during the nine months ended December 31, 1997, the exercise of Common Stock options. Financing activities should provide the Company's primary source of cash during the remainder of fiscal year 1998, primarily to support the Company's growth.

     During fiscal years 1995, 1996 and 1997, $7.5 million, $0.4 million and $7.0 million, respectively, were used in operating activities. During the nine months ended December 31, 1996, $4.6 million was used in operating activities, while net cash of $2.4 million was provided by operating activities for the nine months ended December 31, 1997. During the fiscal years 1995, 1996 and 1997 and the nine months ended December 31, 1996, increased working capital required to support the Company's growth was partially funded by cash generated from operating activities. Increased working capital requirements during the nine months ended December 31, 1997, were funded by cash generated by the Company's operations.

     The Company's principal use of funds for investing activities were for capital expenditures of $3.7 million, $5.0 million and $5.9 million during fiscal years 1995, 1996 and 1997, respectively. The Company's principal use of funds for investing activities during the nine months ended December 31, 1996 and 1997 was for capital expenditures of $3.9 and $3.7 million, respectively. Capital expenditures have consisted primarily of additions to upgrade the Company's management information systems, including the Company's Internet based catalog and ordering tool (SOLO) and other methods of electronic commerce, and general expansion of its facilities, both domestic and foreign. The Company anticipates that its total investment in upgrades and additions to facilities for fiscal year 1998 will be approximately $5.0 million to $6.0 million, and for fiscal year 1999 will be approximately $5.0 million to $7.0 million.

     Working capital increased to $93.8 million at December 31, 1997 from $80.2 million at March 31, 1997. This increase of $13.6 million was primarily attributable to an increase in accounts receivable and inventory and a decrease in accounts payable. During fiscal years 1996 and 1997 and the nine month period ended December 31, 1997, the Company generally maintained an accounts receivable balance of approximately 45, 46 and 47 days of sales, respectively. Inventory turnover, excluding PFS, was approximately 11 turns for fiscal years 1996 and 1997 and for the nine month period ended December 31, 1997.

     In May 1995, the Company entered into an agreement with certain banks for an unsecured revolving line of credit facility (the "Facility") that, as amended on February 13, 1998, has a maximum borrowing availability of $65.0 million and expires on December 31, 2000. The maximum borrowing availability at December 31, 1997, prior to amendment, was $50.0 million. Availability under the Facility is based upon amounts of eligible accounts receivable, as defined. As of December 31, 1997, the Company had borrowed $26.0 million, leaving $24.0 million available under the Facility for additional borrowings. The Facility accrues interest, at the Company's option, at the prime rate of a bank or a eurodollar rate plus an adjustment ranging from 0.625% to 1.125% depending on the Company's financial performance. A commitment fee of 0.20% to 0.25% is charged on the unused portion of the Facility. The Facility contains various covenants including, among other things, the maintenance of certain financial ratios including the achievement of a minimum fixed charge ratio and minimum level of tangible net worth, and restrictions on certain activities of the Company, including loans and payments to related parties, incurring additional debt, acquisitions, investments and asset sales.

     During October 1997, the Company's Australian subsidiary entered into an agreement with an Australian bank for an unsecured revolving line of credit facility (the "Australian Facility"). The Australian Facility, which expires on July 1, 1999, allows the Company to borrow Australian dollars up to a maximum of $7.5 million (Australian), or approximately $4.9 million (U.S.) at December 31, 1997. The Australian Facility accrues interest at the Australian Bank Bill Rate plus 0.75%. A commitment fee of 0.25% is charged on the total amount of the Australian Facility. As of December 31, 1997, the Company had borrowed approximately $2.7 million (U.S.), leaving approximately $2.2 million (U.S.) available under the Australian Facility for additional borrowings.

     During December 1997, the Company's Canadian subsidiary entered into an agreement with a Canadian bank for an unsecured revolving line of credit facility (the "Canadian Facility"). The Canadian Facility, which expires on July 1, 1999, allows the Company to borrow Canadian or U.S. dollars up to a maximum of $15.0 million (Canadian), or approximately $10.5 million (U.S.) at December 31, 1997. The Company had no borrowings outstanding under the Canadian Facility at December 31, 1997. The Canadian Facility accrues interest at the Company's option at the bank's prime rate, the bank's cost of funds plus 0.65%, the bank's U.S. dollar commercial loan rate or LIBOR plus 0.65%. A commitment fee of 0.25% is charged on the unused portion of the Canadian Facility.

     During January 1998, the Company entered into a promissory note agreement with a bank which allows the Company to borrow up to a maximum of $10.0 million. Amounts borrowed under this note agreement bear interest at the bank's discretion, primarily based on a money market borrowing rate plus an adjustment. The maturity date of any amounts borrowed will occur prior to January 1999, the expiration date of the note.

     During fiscal years 1995, 1996 and 1997 and the nine months ended December 31, 1997, approximately 17%, 16%, 19% and 22%, respectively, of the Company's net sales were sold through the Company's Canadian, Mexican, Australian and U.S. export operations, including Latin America. The Company believes that international markets represent further opportunities for growth. The Company attempts to protect itself from foreign currency translation risks by denominating substantially all of its non-Canadian and non-Australian international sales in U.S. dollars. In addition, on an annual basis, the Company has entered into various one-year forward Canadian and various forward Australian currency exchange contracts in order to hedge the Company's net investment in, and its intercompany payable applicable to, its Canadian and Australian subsidiaries. In May 1997, the Company entered into a $9.6 million (U.S.) one-year forward Canadian currency exchange contract to replace the previous contract, which matured during that same month. In October 1997, the Company entered into a $1.8 million (U.S.) one-year forward Australian currency exchange contract to replace a previous contract, which matured during that same month. As of December 31, 1997, the Company had incurred unrealized gains of approximately $0.4 million and $0.1 million, net of income taxes, on these outstanding Canadian and Australian forward exchange contracts, respectively. The Company may consider entering into other forward exchange contracts in order to hedge the Company's net investment in its Canadian, Australian, Mexican, and Singaporean subsidiaries, although no assurance can be given that the Company will be able to do so on acceptable terms.

     During January 1998, the Company purchased all of the common stock of Steadi-Systems. Steadi-Systems is an independent wholesale distributor of media products to the filmed entertainment and multimedia industries. The acquisition of Steadi-Systems will be accounted for using the purchase method of accounting, and, accordingly, the purchase price will be allocated to the assets and liabilities assumed based on the fair values at the date of acquisition. The Company will record one-time charges related to the completion of transition, integration and merger activities, estimated at about $0.6 million, or approximately $0.03 per share, in the Company's fourth financial quarter ending March 31, 1998.

     The Company may attempt to acquire other businesses to expand its product line in its core wholesale business and/or in the call-center or public warehousing industries in connection with its efforts to grow its PFS subsidiary. The Company currently has no agreements to acquire any such businesses. Should the Company be successful in acquiring other businesses, the Company may require additional financing to consummate such a transaction. Acquisitions involve certain risks and uncertainties, therefore, the Company can give no assurance with respect to whether it will be successful in identifying such a business to acquire, whether it will be able to obtain financing to complete such an acquisition, or whether the Company will be successful in operating the acquired business.

     The Company believes it will be able to satisfy its working capital needs for fiscal year 1999, as well as business growth and planned capital expenditures, through the net proceeds from this Offering, funds available under the Company's various lines of credit facilities, trade credit, lease financing, internally generated funds and by increasing the amount available under the Company's credit facilities. In addition, depending on market conditions and the terms thereof, the Company may also consider obtaining additional funds through an additional line of credit, other debt financing or the sale of capital stock; however, no assurance can be given in such regard.

     The Company has developed plans to ensure its information systems are capable of properly utilizing dates beyond December 31, 1999. The Company believes that with upgrades or modifications to existing software and conversion to new software, the impact of the Year 2000 issue can be mitigated. However, if such upgrades, modifications and conversions are not made, or are not made in a timely manner, the Year 2000 issue could have a material impact on the Company's operations. The total cost of implementing these system upgrades and modifications is not expected to be material to the Company's results of operations or cash flows, and the Company estimates completion by December 31, 1998. The costs of the Year 2000 project and the date on which the Company plans to complete Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from these estimates.

     To the extent it can, the Company is also working with its customers, suppliers and other service providers to ensure their systems are Year 2000 compliant. There can be no assurance that customers or suppliers will successfully implement Year 2000 compliant systems. In the event that numerous or significant customers or suppliers do not successfully implement Year 2000 compliant systems, the Company's operations could be materially affected. In the event any service providers are unable to convert their systems appropriately, the Company plans to switch to providers capable of performing such processing.

INVENTORY MANAGEMENT

     The Company manages its computer consumable supplies inventories held for sale in its wholesale distribution business by maintaining sufficient quantities of product to achieve high order fill rates while at the same time maximizing inventory turnover rates. Inventory balances will fluctuate as the Company adds new product lines and makes large purchases from suppliers to take advantage of attractive terms. To reduce the risk of loss to the Company due to supplier price reductions and slow moving inventory, the Company's purchasing agreements with many of its suppliers, including most of its major suppliers, contain price protection and stock return privileges under which the Company receives credits against future purchases if the supplier lowers prices on previously purchased inventory or the Company can return slow moving inventory in exchange for other products.

     During fiscal year 1997, the Company, through its PFS subsidiary, began providing product fulfillment and distribution services for third parties. Certain of these distribution agreements provide that the Company own the related inventory, some of which also allow for the third party to manage the levels of inventory held by the Company. As a result, the levels of inventory held by the Company under these contracts are higher than the Company would normally carry in its core wholesale business.

SEASONALITY

     Although the Company historically has experienced its greatest sequential quarter revenue growth in its fourth fiscal quarter, management has not been able to determine any specific seasonal factors that may cause quarterly variability in operating results. Management believes, however, that factors that may influence quarterly variability include the overall growth in the non-paper computer supplies industry and shifts in demand for the Company's products due to a variety of factors, including sales increases resulting from the introduction of new computer supplies products. The Company generally experiences a relative slowness in sales during the summer months, which may adversely affect the Company's first and second fiscal quarter results in relation to sequential quarter performance. The Company believes that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year.

INFLATION

     Management believes that inflation has not had a material effect on the Company's operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement establishes new standards for computing and presenting earnings per share ("EPS"). The Company adopted SFAS No. 128 during the quarter ended December 31, 1997. The Company restated its EPS data for all periods presented.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997; however, earlier adoption is permitted. SFAS No. 130 requires the presentation of comprehensive income and its components in a full set of financial statements. SFAS No. 131 requires the disclosure of financial and descriptive information about reportable operating segments. Both SFAS No. 130 and 131 are modifications of existing disclosure requirements which will have no effect on the results of operations or financial condition of the Company. The Company is currently evaluating the standards and their potential impact on disclosures and will adopt these pronouncements in its fiscal year 1999 financial statements.

                                    BUSINESS

     The Company is a leading wholesale distributor of non-paper computer and office automation supplies and accessories. The Company distributes over 10,000 products to over 25,000 customer locations, including value-added resellers ("VARs"), computer supplies dealers, office product dealers, contract stationers, buying groups, computer and office product superstores and other retailers who resell the products to end-users. The Company believes it is the largest wholesale distributer of non-paper computer and office automation supplies and accessories in the world.

     The Company sells primarily nationally known, name-brand products manufactured by over 150 original equipment manufacturers, including Hewlett-Packard, Canon, Lexmark, IBM, Okidata, Digital Equipment Corporation, Apple, Panasonic, Kodak, Imation, Epson, Sony, Xerox, Brother and Maxell. The Company's products include consumable supplies such as laser toner, inkjet cartridges, copier toner, printer ribbons, diskettes, optical storage products, computer tape cartridges and accessories. The Company's products are used in a broad range of computers and office automation products, including laser and inkjet printers, photocopiers, fax machines and data storage products.

     The Company utilizes sophisticated telemarketing, direct mail programs, frequent innovative sales promotions and electronic commerce technology to market and distribute its products throughout the United States, Canada, Mexico, Australia and Latin America, as well as in other international markets, including Singapore and the Pacific Rim. The Company presently operates one centralized "superhub" distribution center in Memphis, Tennessee, to service the U.S. and certain international markets. To service other international markets, the Company also operates smaller regional sales and distribution centers in Miami, Florida, Mexico, Australia and Canada and recently opened a sales and distribution facility in Singapore. Most of the Company's U.S. shipments are shipped via Federal Express under the Federal Express Agreement which, together with the Company's centralized distribution center, enables the Company to accept orders until 9:00 p.m. EST and offer its customers next business day delivery of product in stock.

     During fiscal year 1996, the Company formed PFS to provide outsourcing solutions to its business partners and other customers. Through PFS, the Company sells its core competencies in call center, product fulfillment, logistics and support services. PFS customizes these services to meet the specific requirements of these companies. PFS's call-center services include: order entry, order tracking and customer service (inbound), outbound telemarketing services and customized reporting of customer and call information. PFS also provides other support services such as invoicing, credit management and collection services, and accounting and systems support. PFS utilizes the Company's distribution facilities and maintains relationships with a number of shipping companies to provide next business day delivery on domestic package orders, truck shipments on larger domestic orders and a variety of air and surface delivery options for international orders. PFS presently provides its services under both fee based contracts (where revenue is based on either the sales value of the products or service activity volume) and transaction based contracts (where PFS takes title and resells the products).

INDUSTRY

     Industry sources estimate that the U.S. non-paper computer and office automation supplies market was approximately $16 billion (at retail) in 1996 and is projected to grow at a compound annual rate of approximately 10% over the next four years. The Company believes that the demand for consumable supplies is driven by three major trends: (i) the rapid advancement in hardware and peripheral technology such as laser and inkjet printers, (ii) the increasing automation of the workplace and the corresponding increase in the demand for computer and office automation supplies, particularly in the small and home office environment, and (iii) the substantial growth and acceptance of laser and color-printer technologies which require significantly more consumable supplies than older, impact printing technologies.

     Advances in printing technologies will further increase the demand for consumable supplies products. The comparison of a typewriter and a printer exemplifies the change in demand for consumables. Of the total expenditures incurred over the average lifespan of the standard typewriter, 90% is spent on the cost and service of the machine itself and only 10% on the supplies consumed in its operation. In contrast, approximately 40% of the total expenditures over the average lifespan of the standard inkjet or laser printer are for the machine, with 60% spent on consumables. In addition, color printing is expected to further drive the consumption of supplies. The page coverage or amount of ink used on a traditional black and white printed page is approximately 5% of the page. In contrast, color printing typically covers approximately 40% of the page, using significantly more toner or ink jet supplies.

     The Company believes that the role of wholesale distributors in the industry generally has increased in importance in recent years as an increasing number of vendors choose to sell a wider range of products through wholesale distributors, rather than to resellers or dealers directly. This has occurred primarily because of the vendor's high cost of direct sales, warehousing, financing and distribution associated with dealing directly with numerous small dealers or resellers.

     Unlike the computer hardware or office equipment industry, the Company believes that the non-paper computer and office automation supplies industry is not generally subject to the risk of rapid technological advances and subsequent product obsolescence. In general, the demand for non-paper computer supplies is not dependent on the level or type of computer hardware or office equipment sales in any particular year, but rather reflects the amount and type of equipment already in use (the "installed base"). As a result, the consumable needs for any particular computer or office equipment will often continue for an extended period of time, even after the manufacture of such computer or office equipment is discontinued. Nevertheless, the Company attempts to insulate itself from the risk of technological obsolescence faced by manufacturers by (i) distributing a wide range of brand-name products so that the Company is not dependent upon the success of any particular computer or office equipment manufacturer, (ii) carrying primarily consumable supplies for computer or office equipment which the Company believes has a substantial installed base and (iii) entering into agreements with major suppliers under which the Company can return slow-moving inventory.

     The Company believes that the market for outsourcing of call center (inbound and outbound) and product fulfillment and distribution operations should grow rapidly as more companies focus on product development and marketing and turn to third party providers for their teleservice and distribution needs. The Company further believes that the increasing use of the Internet for electronic commerce activities should fuel growth for the outsourcing of small package distribution.

BUSINESS STRATEGY

     The Company believes its growth is attributable to its wide selection of popular products at competitive prices, its ability to continually increase sales to existing customers, add new product lines and attract new customers and the overall growth in the consumable supplies industry. The Company strives to differentiate itself from its competitors through high order fill rates, next business day delivery at ground shipping rates, same-day shipments, and the quality and breadth of its value-added customer services, such as innovative marketing programs, on-line order processing, automated order tracking and a product knowledgeable sales staff.

     The key components of the Company's strategy to increase its market share and achieve continued sales and earnings growth are to:

     1. Continue to Focus on the Growing Consumable Supplies Industry by increasing sales to existing customers within the contract stationer, VAR and computer and office product superstore channels and initiating new customer relationships and new channels such as mass merchants, grocery and convenience stores. The Company believes that the contract stationer, VAR and computer and office product superstore customer segments will continue to grow faster than the industry's growth rate. Additionally, the Company will continue to focus on the introduction of new products. Management believes these initiatives will allow the Company to capture further market share in the industry's fastest growing segments.

     The Company believes that its continued sales growth will be driven, in part, by the following opportunities:

          - Sales to computer and office product superstores will continue to present opportunities for growth as the Company demonstrates its ability to serve the superstores' needs. The Company believes that it is able to serve the needs of its superstore customers for timely delivery of fast-moving products and efficient distribution of a variety of product lines to multiple store locations at a lower net cost than if the superstore customer purchased the products directly from the manufacturer. The Company believes that it can also increase sales to VARs by offering value-added services such as drop-shipping directly to end-users and same-day shipping.

          - The Company will continue to establish direct purchasing relationships with new suppliers and will regularly introduce new products such as media products, color printer supplies, optical storage products and bar coding products, from new and existing suppliers.

          - The Company is developing new innovative product merchandising methods which will allow its customers to offer a broader range of consumable products in a manner that is substantially more efficient than the traditional approach of keeping large quantities of inventory on-hand in each store.

          - With the proliferation of personal and home computers, the Company believes that new channels of distribution, such as grocery and convenience stores, will emerge to satisfy the growing need for consumable supplies. The Company believes that its expertise in product selection, fulfillment and distribution should enable it to take advantage of these growth opportunities and increase sales.

     2. Leverage Innovative Technology to Capture Market Share. The Company regularly uses innovative technology based tools to closely monitor sales and profitability, improve productivity in telemarketing and distribution and provide value-added services, such as EDI, drop-shipping to end-users, advanced order tracking systems and "customer links" which provide customers with direct access to proprietary Company databases. These technology tools should allow the Company to continue to improve overall operating efficiency and customer service and win further market share.

     The Company believes that improving operating efficiency, cost control and profit margin monitoring are critical factors for success within the industry. As a result, the Company's organizational structure is designed to closely supervise and monitor sales profitability and facilitate cost containment. The Company utilizes customized computer systems to provide daily sales and margin reporting, inventory control and automated order processing. In particular, since April 1991, the Company has invested approximately $10.2 million in various management information systems, including client-server and EDI technology, to enhance its ability to improve efficiency, monitor its operations, manage inventory risks and offer faster and higher levels of service to its customers and vendors.

     The Company plans further initiatives to improve efficiency and promote growth in market share. For example:

          - The Company receives approximately 30% of its U.S. and Canadian revenue from orders placed electronically. The Company presently offers an electronic catalog and on-line ordering (known as "SOLO", the System for Online Ordering) and the Company intends to continue to develop a variety of technology based tools that will further automate and improve the efficiency of the transactions it conducts with its business partners.

     Further, the Company continues to use its advanced management information systems and distribution efficiency to provide highly attractive customer services. For example, the Company delivers "fax flyers" to its customers to announce price changes. The Company delivers next day "Daisygrams" to provide daily customer information by fax on orders processed by the Company and delivered by Federal Express.

     3. Expand International Presence by utilizing the Company's strength in marketing and distributing consumable supplies in emerging growth markets in other areas of the world, including Latin America and the Pacific Rim. The Company's financial strength, consumable supplies experience and broad product range should provide the Company with strong growth opportunities in these markets.

          - In November 1994, the Company opened a sales and distribution facility in Mexico City, Mexico, to service the Mexican consumable supplies market. In January 1996, the Company opened a sales and distribution facility in Miami, Florida, to service the Latin American consumable supplies market outside of Mexico. The Company believes there are strong growth opportunities in these markets and that these facilities will enable it to more effectively compete in these regions.

          - In order to enter the growing Australian and Pacific Rim market, in October 1996 the Company acquired Lasercharge Pty Ltd., a large computer and office automation supplies wholesaler in Australia, and in January 1998 the Company opened a sales and distribution facility in Singapore.

          - The Company continues to pursue new international markets with exponential growth opportunities where the Company's range of products and financial strength provide a competitive advantage.

     4. Capitalize on the Outsourcing Trend by Expanding PFS through Leveraging the Company's Small Package Distribution and Telemarketing Expertise. Since fiscal year 1996, the Company's PFS subsidiary has offered a wide array of logistical support, marketing services, order processing, product drop-shipping, receivable financing and other operating and distribution services to its business partners enabling them to focus on product development and increasing their sales to end-users and other customers. The Company believes that by offering this program, it can provide many of its business partners with a more cost-effective and reliable means of marketing and distributing their products.

          - Since beginning operations in fiscal year 1996, PFS has entered into over 20 contracts to provide various call center, credit management and distribution service functions and presently distributes products for a variety of clients, including IBM, Hewlett-Packard and others. The Company believes that PFS is well positioned to capitalize on the growing international business trend toward outsourcing as major corporations, in an effort to improve speed and quality of service while simultaneously reducing costs, look to outsource their call center and distribution logistics service requirements.

          - The Company believes that the growth of electronic and Internet commerce will present additional growth opportunities for PFS to offer its call center, logistics and distribution services to a wide variety of customers across a spectrum of markets and industries.

          - In addition to the growth opportunities in outsourcing, the PFS business offers the potential of higher gross margins since it is primarily fee or activity based.

     5. Seek Acquisitions of Selected Product Lines, Fulfillment Services and International Operations to capitalize on the Company's expertise in small package distribution, especially products having high value low weight characteristics.

          - The Company plans to take advantage of its strong financial position, vendor relationships and distribution expertise to continue to expand its business in additional strategic product lines and geographic markets, as well as expanding its call center, fulfillment and distribution capabilities. The Company's expansion strategy focuses on identifying companies with significant market positions and quality management teams. The Company seeks to enhance value by providing capital, delivering value-added services and providing operational and logistics expertise.

          - The Company recently expanded its product line by acquiring Steadi-Systems, an independent wholesale distributor of media products and video hardware to the filmed entertainment and multimedia industries.

PRODUCTS

     The Company distributes over 10,000 different non-paper computer and office automation supplies and related products and regularly updates its product line to reflect advances in technology and provide a wide product range of the most popular products. The Company's major product categories can generally be classified as follows:

     Non-Impact Printer Supplies. Non-impact printer supplies include toner cartridges, inkjet cartridges, optical photo conductor kits, copier supplies and fax supplies. Non-impact printers, such as laser printers, personal copiers and fax machines, are rapidly growing in popularity and have a wide range of applications. Sales of non-impact printer supplies accounted for approximately 56% of the Company's total net sales in the nine months ended December 31, 1997. The Company also sells specialized all-in-one toner cartridges for laser printers produced by manufacturers such as Canon, Hewlett-Packard, Digital, Brother and Apple. Sales of these supplies accounted for approximately 23% of the Company's total net sales in the nine months ended December 31, 1997.

     Magnetic Media Products. Magnetic media products include computer tapes, data cartridges, diskettes, optical disks and other products which store or record computer information and are used in a variety of computers ranging from notebook and personal computers to large mainframe computer systems. Sales of magnetic media products accounted for approximately 8% of the Company's total net sales in the nine months ended December 31, 1997.

     Impact Printer Supplies. Impact printer supplies include printwheels, ribbons, elements, fonts and other consumable supplies used in impact printers ranging from electronic typewriters to high speed dot matrix printers. While new technology is moving toward non-impact printing, the Company believes that a substantial installed base of impact printers, such as dot matrix printers, are still in use and require a continuing amount of consumable computer supplies. Sales of impact printer supplies accounted for approximately 8% of the Company's total net sales in the nine months ended December 31, 1997.

     Accessories and Other Products. Accessories sold by the Company include cleaning supplies, disk storage boxes, data cartridge storage, racks, surge protection devices, workstation accessories and anti-glare screens. The Company also sells a number of other products such as transparencies, banking supplies and selected business machines. Sales of accessories and other products accounted for approximately 5% of the Company's total net sales in the nine months ended December 31, 1997.

SUPPLIERS

     The Company's products are manufactured by over 150 original equipment manufacturers, including Hewlett-Packard, Canon, Lexmark, IBM, Okidata, Digital Equipment Corporation, Apple, Panasonic, Kodak, Imation, Epson, Sony, Xerox, Brother and Maxell. During the nine months ended December 31, 1997, approximately 76% of the Company's total net sales were derived from products supplied by the Company's ten largest suppliers, with the sale of Hewlett-Packard and Canon products accounting for approximately 39% and 10% of total net sales, respectively, and the sale of Lexmark, Digital Equipment Corporation, Epson, Okidata, Panasonic and Xerox products each accounting for between approximately 3% to 6% of total net sales.

     Many of the Company's suppliers offer rebate programs under which, subject to the Company purchasing certain predetermined amounts of inventory, the Company receives rebates based on a percentage of the dollar volume of total rebate program purchases. The Company also takes advantage of several other programs offered by substantially all of its suppliers. These include price protection plans under which the Company receives credits against future purchases if the supplier lowers prices on previously purchased inventory and stock rotation or stock balancing privileges under which the Company can return slow moving inventory in exchange for other products. In addition, in order to introduce new products, many suppliers will permit the Company to return all unsold inventory after an introductory trial period. Material changes by one or more of the Company's key suppliers of their pricing arrangements or other marketing programs may materially and adversely affect the Company's business.

     The Company's purchases of inventory are closely tied to sales and are generally based upon the sales volume of the most recent six to ten week periods. Many of the Company's suppliers require minimum annual purchases which, for fiscal year 1998, will aggregate approximately $47 million.

     The Company has entered into written distribution agreements with Hewlett-Packard, Canon, Lexmark, Okidata, Digital Equipment Corporation, Panasonic and Xerox and many of the other major suppliers of the products it distributes. As is customary in the industry, these agreements generally provide non-exclusive distribution rights, have one year renewable terms and are terminable by either party at any time, with or without cause. The Company considers its relationships with its major suppliers, including Hewlett-Packard, Canon, Lexmark, Okidata, Digital Equipment Corporation, Panasonic and Xerox to be good; nevertheless, there can be no assurance that a material change in the Company's relationship with one or more of its major suppliers will not have a material adverse effect on the Company's business.

     Although the Company purchases most of its products directly from authorized U.S. manufacturers, the Company also imports products from foreign sources, particularly when fluctuations in foreign exchange rates or product prices make it attractive to do so. Similarly, depending upon product pricing and availability, the Company also purchases products from secondary sources, such as other wholesalers and selected dealers, rather than directly from the manufacturer. The Company utilizes its ability to purchase imported and secondary source products in order to provide its customers with competitive prices and a wide range of product lines. In order to ensure that such imported and secondary source products are not produced by unauthorized manufacturers, the Company has established various procedures which it believes enable it to identify unauthorized products and, to the extent possible, return such unauthorized products to the foreign or secondary source. Nevertheless, there can be no assurance that the Company will be completely successful in such efforts or that such imported and secondary source products will continue to be available or that any unavailability will not have a material adverse effect on the Company's business.

SALES AND MARKETING

     The Company utilizes sophisticated telemarketing, direct mail programs and frequent innovative sales promotions and other marketing efforts to distribute its products to a wide array of dealers, VARs, retailers and other resellers.

     The Company's customer and prospect list includes U.S., Canadian, Australian, Mexican, Latin American and other foreign computer supplies dealers, office product dealers, VARs, buying groups, computer stores, contract stationers, computer and office product superstores, catalog merchandisers, college bookstores and other resellers. The Company currently ships its products to over 25,000 customer locations. The Company's typical customer is a small to medium sized reseller who does not have the resources to establish direct purchasing relationships with multiple manufacturers and, instead, must rely on wholesale distributors like the Company. The Company also sells its products to computer and office product superstores, which the Company believes will become an increasingly important group of customers as the Company demonstrates its ability to serve the superstores' need for timely delivery of fast-moving products and efficient distribution of a variety of product lines to multiple store locations in a more cost-effective manner than presently provided by many product manufacturers. No single customer accounts for more than 10% of the Company's sales for each of the fiscal years ended March 31, 1995, 1996 and 1997 or the nine month period ended December 31, 1997. At March 31, 1997 and December 31, 1997, five computer and office product superstores and warehouse clubs represent approximately 26% and 25%, respectively, of the Company's trade accounts receivable, with the largest being approximately 12% and 10%, respectively, of trade accounts receivable, and reflects the significance of this market segment. As a result of customer consolidation, the Company's U.S. sales growth has been slowing. The Company presently expects to partially offset this reduced sales growth through international expansion, growth in its PFS business and acquisitions of complementary product lines. There can be no assurance, however, that these activities will be successful.

     The Company's international sales accounted for approximately 19% of the Company's total net sales in fiscal year 1997 and approximately 22% of the Company's total net sales for the nine months ended December 31, 1997, and the Company believes that international markets represent further opportunities for growth. To take advantage of the growing Far East and Australia marketplace, in October 1996, the Company acquired Lasercharge Pty Ltd., a large computer and office automation supplies wholesaler in Australia, and in January 1998, the Company opened a sales and distribution facility in Singapore. To service the growing Latin American market, the Company opened a sales office and distribution center in Mexico City, Mexico in November 1994 and opened a similar facility in Miami, Florida, in January 1996. The Company also has sales and distribution operations in Canada. There can be no assurance, however, that the Company will be successful in these or other international efforts or that the risks inherent in international operations, such as currency fluctuations or the political or economic instability of certain foreign countries and regions, such as Mexico and the Pacific Rim, will not have a material adverse effect on the Company's results of operations. See Note 8 of the Notes to Consolidated Financial Statements for certain financial information regarding the Company's domestic and international sales during the last three fiscal years.

     The Company's sales force, as of December 31, 1997, consisted of approximately 197 telemarketing sales representatives located in the Company's headquarters in Plano, Texas, 37 telemarketing sales representatives located in Memphis, Tennessee, 43 telemarketing sales representatives located in the Company's office in Canada, 14 telemarketing sales representatives located in the Company's office in Mexico, 15 telemarketing sales representatives located in the Company's office in Australia, and three telemarketing sales representatives located in the Company's office in Miami, Florida.

     The Company's sales and telemarketing department is divided into several groups or teams, each having its own particular sales objective. For example, the Retail Department focuses specifically on large computer retailers and office product superstores and highlights the Company's ability to more efficiently distribute a wide variety of small shipments to a larger number of store locations than presently provided by product manufacturers. Similarly, a separate group of sales representatives are responsible for a select group of national accounts, such as contract stationers, office products dealers and buying groups, while others focus on new accounts, existing business or international and export sales. By utilizing sophisticated telemarketing software and call management systems, including caller identification, sales representatives are able to verify customer account numbers and contact persons and quickly identify a customer's buying patterns, recent purchases, credit availability and other sales and marketing information. The telecommunications software also enables sales and marketing management to better identify, control and monitor sales representatives' prospecting activity with the Company's customers.

     The Company provides extensive training for new sales personnel with special emphasis on the need for regular customer contact, response to customers' demands for product information and the need to inform customers of technological advancements by the Company's suppliers. The Company, together with its major suppliers, provide the Company's sales personnel with ongoing product-specific training and education emphasizing computer supplies as well as new technologies, new products and new product applications.

     In order to maintain its position as a low cost wholesale distributor, the Company regularly monitors the efficiency of its sales staff. By utilizing sophisticated telecommunications equipment, the Company is able to measure the number of calls being fielded by a sales representative, their success rate in terms of orders obtained compared to calls taken and customer service statistics, such as abandoned call rates and average response times. The Company's sales force receives a base salary as well as varying sales incentives based on gross profit margin achievements. In addition, a number of suppliers periodically offer sales bonus programs in connection with specific product sales campaigns which can further augment a sales representative's compensation.

     One of the Company's primary marketing tools is its quarterly catalog, known as the "Book of Deals." In order to promote its image as a low cost wholesaler and provider of value-added services, the Book of Deals will usually highlight a theme related to specific products, customer services or a combination of the two. The Company presently distributes a total of approximately 40,000 catalogs and contract price books to its active U.S. customers each quarter. The Company also distributes a separate Book of Deals designed specifically for each of its Canadian, Mexican and Australian subsidiaries. Other catalog-type marketing tools used by the Company include customized catalogs produced by the Company for the reseller to distribute to its end-user customers. The Company also distributes "flyers" which announce new product line additions or special promotions and are usually inserted in the Book of Deals or mailed directly to customers.

     Although the Book of Deals remains one of the Company's primary marketing tools, the Company also uses electronic commerce marketing tools as well. The Company believes it has established itself as a leader in the deployment of electronic commerce in the computer and office automation supplies and accessories industry. These tools are designed to win further market share and to reduce cost in the customer relationship by automating information flow. By accepting both externally developed commercially available technologies as well as internally developed proprietary technologies, the Company can offer a suite of electronic commerce solutions including: traditional X.12 and proprietary EDI; third party software systems such as DDMS, OPUS, Britannia, and Moore O.P. Services; and Internet, intranet, and extranet systems.

     During fiscal year 1997, the Company introduced an electronic catalog and on-line ordering tool, known as "SOLO", the System for Online Ordering. SOLO provides customers with on-line ordering capabilities; fingertip access to up-to-date pricing, product and order information; search and retrieval capabilities based on part numbers, manufacturers, product description, retail price, machine compatibility and other factors; and convenient access to manufacturers' product literature and training videos. The Company provides CD-ROM, diskette and World Wide Web versions of SOLO.

     Certain of the Company's suppliers provide the Company with cooperative advertising programs, marketing development funds and other types of incentives and discounts which offset the production costs of the Company's quarterly Book of Deals, other published marketing tools and other related costs.

     The Company permits its customers to return defective products (most of which are then returned by the Company to the manufacturer) and incorrect shipments for credit against other purchases. During the last three fiscal years, the Company's net expense for returns of the Company's consumable supply products has not been material.

MANAGEMENT INFORMATION SYSTEMS

     The Company maintains advanced management information systems and has automated virtually all key business functions using on-line, real time systems. These on-line systems provide management with information concerning sales, inventory levels, customer payments and other operations which is essential for the Company to operate as a low cost, high efficiency wholesale distributor.

     The implementation of these systems has allowed the Company to offer an advanced suite of electronic commerce tools to its customers so that the Company can communicate with their computer systems and automatically process, send and receive purchase orders, invoices and acknowledgments. The Company offers "customer links" to provide customers with direct access to a proprietary Company database to examine pricing, credit information, product description and availability and promotional information. This link also allows customers to place orders directly into the Company's order processing system. These systems also allow the Company to offer similar features to its customers through SOLO.

     The Company has also invested in advanced telecommunications, voice response equipment, electronic mail and messaging, automated fax technology, scanning, wireless technology, bar-coding, fiber optic network communications and automated inventory management. The Company has developed and utilizes telecommunications technology which provide for automatic customer call recognition and customer profile recall for inbound telemarketing representatives and computer generated outbound call objectives for outbound telemarketing representatives.

     The Company plans to continue to invest in various management information systems enhancements and upgrades to improve efficiency, monitor its operations, manage inventory risks and offer faster and higher levels of service to its customers and vendors.

DISTRIBUTION

     During fiscal year 1993, the Company consolidated its five U.S. regional distribution centers into a new "superhub" distribution center located in Memphis, Tennessee. During fiscal year 1997, the Company more than doubled the size of this facility to its current size of 371,233 square feet. The facility is located approximately four miles from the Federal Express hub facility and contains automated conveyors, in-line scales and shipment photographs for automatic accuracy checking, computerized sorting equipment, powered material handling equipment and scanning and bar-coding systems.

     Since the consolidation of its regional distribution centers and the opening of the Memphis distribution center, the Company has (i) reduced the amount of "safety stock" inventory previously carried in different distribution centers, which, in turn, has reduced the Company's working capital borrowings,
(ii) increased its inventory turnover rate from approximately nine turns to approximately 11 turns in fiscal year 1997, (iii) improved its order fill rate to a level of approximately 95%, (iv) improved personnel productivity and reduced shipping errors and their associated costs, (v) improved delivery time to most geographic areas through later order acceptance times (currently 9:00 p.m. eastern standard time) and next business day delivery with the implementation of the Federal Express Agreement and (vi) reduced real estate expenses.

     The Company believes that consumable supplies and other products sold by the Company are particularly suited to cost effective overnight delivery because of their unique value to weight characteristics. Accordingly, all of the Company's U.S. package orders are shipped via Federal Express, except for certain "heavyweight" packages or as otherwise requested by the customer. The Company's centralized distribution center, together with the implementation of the Federal Express Agreement, enables the Company to offer to its customers next business day delivery to most U.S. geographic areas. The Company ships virtually 100% of U.S. orders for product in stock on the same day.

     The material handling system at its Memphis distribution center includes several high technology enhancements, including an automated package routing system and a paperless order picking system. These systems have allowed the Company to substantially increase the package movement capacity within the existing facility, further improve package shipment accuracy and enhance the Company's ability to perform value-added services for its customers, including custom labeling and price stickering.

     The Company's U.S. sales and executive and administrative offices are located in a 65,419 square foot central office facility located in Plano, Texas, a Dallas suburb. The Company also operates regional sales and distribution centers in Singapore; Toronto, Ontario; Mexico City, Mexico; Vancouver, British Columbia; Sydney, Australia; and Miami, Florida. The Company's central distribution center is located in Memphis, Tennessee.

     All of the Company's facilities are leased under leases which contain one or more multiple year renewal options.

EMPLOYEES

     As of December 31, 1997, the Company had 669 full-time employees and 93 part-time employees, of which 216 were in executive and administrative positions, including accounting, purchasing, credit and management information systems, 309 were in sales and marketing and 237 were in warehousing and related functions. None of the Company's employees are represented by a labor union, and the Company has never suffered an interruption of business as a result of a labor dispute. The Company considers its relations with its employees to be favorable, and the Company believes it will be able to continue this relationship by various employee incentive and participation programs, including employee stock options.

     The Company also actively recruits college graduates through on-campus recruiting programs. Each newly-hired employee from this program is placed into the Company's training program for approximately three months which introduces them to most aspects of the Company's business. Management believes that this program is an important tool in recruiting and developing high quality individuals with management potential to support the Company's future growth.

COMPETITION

     The Company believes that most, if not all, of its customers maintain several sources of supply for their product requirements. Accordingly, the Company competes with product manufacturers, general office supply wholesalers, other national and regional wholesale computer supplies distributors, computer hardware and software distributors and, to a lesser extent, non-specialized wholesaler distributors. Many of these competitors such as product manufacturers, computer hardware distributors and general office supply wholesalers are larger and have substantially greater financial and other resources than the Company. Competition in the Company's industry is generally based on price, breadth of product lines, product and credit availability, delivery time and the level and quality of customer services. The Company competes primarily on the basis of its ability to offer low prices and quality service while maintaining a high level of operating efficiency. The Company believes its competitive advantages over product manufacturers and other wholesale distributors include its ability to efficiently maintain a wide selection of name brand products in stock ready to be shipped on a same-day basis and delivered overnight, to efficiently distribute its products, to provide innovative and high quality value-added customer service programs and to respond to changing customer demands and product development.

BACKLOG

     The Company does not have a significant backlog of orders and does not consider backlog to be material to an understanding of its business.

LITIGATION

     The Company is involved in certain litigation arising in the ordinary course of business. Management believes that such litigation will be resolved without material effect on the Company's financial condition or results of operations.

RECENT ACQUISITION

     In January 1998, the Company expanded its product line and customer base by acquiring Steadi-Systems, an independent wholesale distributor of media products to the filmed entertainment and multimedia industries. Steadi-Systems distributes a wide array of professional media products (film stock, video, audio and data storage media) and video hardware (analog and digital equipment) and is an authorized dealer for leading manufacturers such as Sony, Fuji, JVC, Avid and others. Steadi-Systems' customers include production companies, post-production operations, educational institutions, governmental agencies, television stations and other professional and individual customers. The Company believes that the integration of Steadi-Systems and the Company's call center technology, management information systems and distribution expertise should provide Steadi-Systems with the opportunity to expand its customer base and offer higher and more efficient levels of service, although no assurance can be given in this regard.

                                   MANAGEMENT

     Set forth below are the names, ages and positions of the directors and executive officers of the Company.

                NAME                   AGE                           POSITION
                ----                   ---                           --------
David A. Heap........................  54     Chairman of the Board
Mark C. Layton.......................  38     President, Chief Executive Officer, Chief Operating
                                              Officer and Director
Christopher Yates....................  43     Senior Vice President -- Business Development and
                                              Director
James R. Powell......................  36     Senior Vice President -- Sales and Marketing and
                                              Director
Steven Graham........................  45     Senior Vice President -- Information Technologies,
                                              Chief Information Officer
Harvey H. Achatz.....................  56     Vice President -- Administration and Secretary
Thomas J. Madden.....................  36     Vice President -- Finance, Chief Financial Officer,
                                              Chief Accounting Officer and Treasurer
Peter D. Wharf.......................  39     Vice President -- International Operations
Suzanne Garrett......................  33     Vice President -- Product Management and Marketing
Peter P. J. Vikanis..................  47     Director
Timothy M. Murray....................  45     Director
Edgar D. Jannotta, Jr................  37     Director

     DAVID A. HEAP has served as Chairman of the Board since 1982, as Chief Executive Officer from 1982 until his retirement in April 1997 and as President from 1982 to 1990. From 1970 to 1985, Mr. Heap served as Chairman of ISA International plc (and its predecessors) ("ISA"), a now publicly traded company he founded in England in 1970. ISA is a distributor of computer supplies in Western Europe.

     MARK C. LAYTON has served as President, Chief Executive Officer and Chief Operating Officer since April 1997 and as a Director since 1988. Mr. Layton served as President, Chief Operating Officer and Chief Financial Officer from 1993 to April 1997, as Executive Vice President from 1990 to 1993 and as Vice President -- Operations from 1988 to 1990. Prior to joining the Company, Mr. Layton served as a management consultant with Arthur Andersen & Co., S.C. for six years through 1988 specializing in wholesale and retail distribution and technology.

     CHRISTOPHER YATES was appointed Senior Vice President -- Business Development in February 1996 and served as Vice President -- Business Development from November 1995 to February 1996, as a Director of the Company since February 1995, as Vice President -- Marketing from January 1994 to November 1995, as Vice President -- Sales from 1988 to 1994 and in various other sales capacities for the Company since 1982. Prior to joining the Company, Mr. Yates served in various sales capacities for ISA.

     JAMES R. POWELL has served as a Director and Senior Vice President -- Sales and Marketing since 1996. Mr. Powell served as Vice President -- Sales from 1992 to 1996, and in various other sales capacities from 1988 to 1992. Prior to joining the Company, Mr. Powell was engaged in various sales and marketing activities.

     STEVEN GRAHAM has served as Senior Vice President of Information Technologies and Chief Information Officer since 1996. Prior to joining the Company, Mr. Graham was employed by Ingram Micro, a major microcomputer distributor. Mr. Graham has over 23 years of experience in the information-technology field.

     HARVEY H. ACHATZ serves as Vice President -- Administration and Secretary, positions he has held since 1993 and 1984, respectively. Mr. Achatz served as Vice President -- Finance from 1985 to 1993, as Controller from 1981 to 1985 and as a Director from 1984 to 1990.

     THOMAS J. MADDEN was appointed Chief Financial Officer in July 1997 and serves as Vice President -- Finance, Treasurer and as Chief Accounting Officer, positions he has held since November 1994, March 1994 and 1992, respectively. From 1992 to 1994 he also served as Controller. From 1983 to 1992, Mr. Madden served in various capacities with Arthur Andersen & Co., S.C., including financial consulting and audit manager. Mr. Madden is a certified public accountant.

     PETER D. WHARF serves as Vice President -- International Operations, a position he has held since February 1996. Mr. Wharf joined the Company in 1992 and has served in various export and international sales capacities since such time. Prior to joining the Company, Mr. Wharf served in various sales capacities for ISA.

     SUZANNE GARRETT was recently promoted to Vice President of Product Management and Marketing and has served as new-products manager, marketing manager, and director of product management and marketing. Prior to joining the Company in 1991, Ms. Garrett served as an account executive for United Media.

     PETER P. J. VIKANIS was appointed a Director of the Company during fiscal year 1996. Mr. Vikanis served as Chief Operating Officer of ISA from 1991 to 1995, as a director of ISA from 1979 to 1995, and also served in various management capacities at ISA from 1971 to 1991.

     TIMOTHY M. MURRAY has served as a Director of the Company since 1991. Mr. Murray is a Principal of William Blair & Company, L.L.C., an investment banking firm he joined in 1979. Mr. Murray is also a director of several privately held corporations.

     EDGAR D. JANNOTTA, JR. has served as a Director of the Company since 1991. Mr. Jannotta is a Principal of William Blair & Company, L.L.C., an investment banking firm he joined in 1988. Mr. Jannotta is also a director of Gibraltar Packaging Group, Inc., a diversified packaging company, and several privately held corporations.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of the date of this Prospectus, certain information regarding the beneficial ownership of the Common Stock by (i) each person who is known to the Company to beneficially own more than 5% of the Common Stock, (ii) each of the Directors and executive officers of the Company individually, (iii) the Directors and executive officers of the Company as a group and (iv) the Selling Stockholder. The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, the stockholders identified in this table have sole voting and investment power with respect to the shares owned of record by them.

                                          SHARES OF COMMON                           SHARES OF COMMON
                                         STOCK OWNED BEFORE                          STOCK OWNED AFTER
                                           THE OFFERING(1)                            THE OFFERING(1)
                                        ---------------------                       -------------------
                                          NUMBER                SHARES TO BE SOLD    NUMBER
 NAME AND ADDRESS OF BENEFICIAL OWNER    OF SHARES    PERCENT    IN THE OFFERING    OF SHARES   PERCENT
 ------------------------------------   -----------   -------   -----------------   ---------   -------
David A. Heap(2)......................    2,224,998    16.2%        1,000,000       1,224,998     7.6%
  500 North Central Expressway
  Plano, Texas 75074
Royal Bank of Canada Trust Company
  (Jersey) Limited and Kenneth Edward
  Rayner, Trustees, of the David Heap
  Life Interest Settlement (No.
  10)(3)..............................    1,169,346     8.6%               --       1,169,346     7.3%
  19-21 Broad Street
  St. Helier, Jersey, Channel Islands
Robert Fleming Inc.(4)................    1,053,910     7.7%               --       1,053,910     6.6%
  1285 Avenue of the Americas
  New York, New York 10019
Amvescap Plc(5).......................      915,600     6.7%               --         915,600     5.7%
  11 Devonshire Square
  London, England
Wasatch Advisors Inc.(6)..............      779,736     5.7%               --         779,736     4.9%
  68 S. Main St.
  Salt Lake City, Utah 84101
William Blair & Company, L.L.C.(7)....      684,010     5.0%               --         684,010     4.3%
  222 W. Adams
  Chicago, Illinois 60606
Mark C. Layton(8).....................      273,234     2.0%               --         273,234     1.7%
Christopher Yates(9)..................       52,987     *                  --          52,987       *
Harvey H. Achatz(10)..................       59,486     *                  --          59,486       *
James R. Powell(11)...................       25,961     *                  --          25,961       *
Steven Graham(12).....................        9,000     *                  --           9,000       *
Thomas J. Madden(13)..................       60,634     *                  --          60,634       *
Edgar D. Jannotta, Jr.(14)............       38,768     *                  --          38,768       *
Timothy M. Murray(15).................       69,468     *                  --          69,468       *
Peter P.J. Vikanis(16)................        1,914     *                  --           1,914       *
Suzanne Garrett(17)...................       12,187     *                  --          12,187       *
Peter D. Wharf(18)....................       20,421     *                  --          20,421       *
All directors and executive officers
  as a group (11 persons)(19).........    2,849,058    20.3%        1,000,000       1,849,058    11.3%

---------------

   * Represents less than 1%

 (1) This table is based on 13,661,032 shares of Common Stock outstanding on March 26, 1998 and 15,961,032 shares of Common Stock outstanding after consummation of the Offering.

 (2) Includes outstanding options to purchase 98,400 shares of Common Stock which are fully vested and exercisable. Does not include (i) 1,800 shares held by Mr. Heap's spouse as custodian for minor children as to which beneficial ownership is disclaimed, (ii) options to purchase 128,820 shares of Common Stock which are not vested or exercisable and (iii) 1,169,346 shares of Common Stock held of record by the trust set forth above (the "Heap Trust"). Although Mr. Heap and members of his family are the primary beneficiaries of the Heap Trust, neither Mr. Heap nor such beneficiaries have voting or investment power with respect to such shares.

 (3) Shares are held of record by a Trust established by Mr. Heap for which he and members of his family are the primary beneficiaries, although neither Mr. Heap nor such beneficiaries may exercise voting or investment power with respect to such shares.

 (4) Based upon a Schedule 13G dated February 19, 1998 filed by Robert Fleming Inc. reporting beneficial ownership and shared voting and dispositive power as of December 31, 1997.

 (5) Based upon a Schedule 13G dated February 9, 1998 filed by Amvescap Plc, as parent holding company of Avz, Inc., AIM Management Group, Inc., Amvescap Group Services Inc., Invesco, Inc., and Invesco North American Holdings Inc., reporting beneficial ownership and shared voting and dispositive power as of December 31, 1997.

 (6) Based upon a Schedule 13G dated February 11, 1998 filed by Wasatch Advisors Inc. reporting beneficial ownership as of December 31, 1997.

 (7) Based upon a Schedule 13G dated February 14, 1998 filed by William Blair & Company, L.L.C. reporting beneficial ownership as of December 31, 1997.

 (8) Includes outstanding options to purchase 66,060 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 104,410 shares of Common Stock which are not vested or exercisable.

 (9) Includes outstanding options to purchase 52,987 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 72,031 shares of Common Stock which are not vested or exercisable.

(10) Includes outstanding options to purchase 59,486 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 6,372 shares of Common Stock which are not vested or exercisable.

(11) Includes outstanding options to purchase 25,421 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 64,699 shares of Common Stock which are not vested or exercisable.

(12) Includes outstanding options to purchase 9,000 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 51,000 shares of Common Stock which are not vested or exercisable.

(13) Includes outstanding options to purchase 59,184 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 51,298 shares of Common Stock which are not vested or exercisable.

(14) Includes outstanding options to purchase 300 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 4,180 shares of Common Stock which are not vested or exercisable.

(15) Includes outstanding options to purchase 300 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 4,180 shares of Common Stock which are not vested or exercisable.

(16) Includes outstanding options to purchase 300 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 4,180 shares of Common Stock which are not vested or exercisable.

(17) Includes outstanding options to purchase 12,187 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 29,431 shares of Common Stock which are not vested or exercisable.

(18) Includes outstanding options to purchase 20,421 shares of Common Stock which are fully vested and exercisable. Does not include outstanding options to purchase 41,091 shares of Common Stock which are not vested or exercisable.

(19) Includes outstanding options to purchase 404,046 shares of Common Stock which are fully vested and exercisable. Does not include (i) outstanding options to purchase 561,692 shares of Common Stock which are not vested or exercisable or (ii) shares of Common Stock held by the Heap Trust.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company and the Selling Stockholder, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
SBC Warburg Dillon Read Inc. ...............................    814,000
PaineWebber Incorporated....................................    813,000
William Blair & Company, L.L.C. ............................    813,000
Robert W. Baird & Co. Incorporated..........................     40,000
Bear, Stearns & Co. Inc. ...................................     70,000
Blackford Securities Corp. .................................     25,000
J.C. Bradford & Co. ........................................     40,000
Chase Securities Inc. ......................................     70,000
Cleary Gull Reiland & McDevitt Inc. ........................     40,000
Goldman Sachs & Co. ........................................     70,000
Hambrecht & Quist LLC.......................................     70,000
C.L. King & Associates, Inc.................................     25,000
Lazard Freres & Co. LLC.....................................     70,000
Morgan Stanley & Co. Incorporated...........................     70,000
NationsBanc Montgomery Securities LLC.......................     70,000
David A. Noyes & Company....................................     25,000
Raymond James & Associates, Inc. ...........................     40,000
The Robinson-Humphrey Company, LLC..........................     40,000
UBS Securities LLC..........................................     70,000
H.G. Wellington & Co. Inc. .................................     25,000
                                                              ---------
          Total.............................................  3,300,000
                                                              =========

     The Managing Underwriters are SBC Warburg Dillon Read Inc., PaineWebber Incorporated and William Blair & Company, L.L.C.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares of Common Stock will be so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at such price less a concession not to exceed $0.80 per share on sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. The offering of the shares is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company and the Selling Stockholder have granted to the Underwriters an option, which may be exercised within 30 days after the date of this Prospectus, to purchase up to 345,000 and 150,000 additional shares of Common Stock, respectively, to cover over-allotments, if any, on the same terms per share. To the extent the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     During the 90 day period following the date of this Prospectus, the Company, all of its officers and directors, the Selling Stockholder and the Heap Trust have agreed not to sell, transfer or otherwise dispose of, directly or indirectly, an aggregate of 2,509,358 shares of Common Stock without the prior written consent of SBC Warburg Dillon Read Inc. (except for the issuance or exercise of employee stock options).

     The Managing Underwriters, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Managing Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     From time to time in the ordinary course of their respective businesses, certain of the Underwriters and/or their affiliates have provided, and may provide in the future, various investment banking, general financing and banking and other services to the Company for which they have received and may receive customary fees and commissions. Chase Securities Inc., one of the Underwriters, is an affiliate of Chase Bank of Texas, N.A., which is the agent and a lender under the Facility and will receive a portion of the amounts repaid under the Facility with the proceeds of the Offering. See "Use of Proceeds." Because more than 10% of the net proceeds of the Offering will be paid to an affiliate of a member of the National Association of Securities Dealers, Inc. (the "NASD") who is participating in the Offering, the Offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Wolff & Samson, P.A., Roseland, New Jersey. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements and schedule of Daisytek International Corporation and subsidiaries included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy and information statements and other information concerning the Company can also be inspected at The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006 or from the Commission's World Wide Web site at http://www.sec.gov.

     This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act, File No. 0-25400, and are incorporated herein by reference:

           1. Annual Report on Form 10-K for the fiscal year ended March 31,
     1997.

           2. Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

           3. Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

           4. Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

           5. Current Report on Form 8-K dated April 29, 1997.

           6. Current Report on Form 8-K dated May 13, 1997.

           7. Current Report on Form 8-K dated July 23, 1997.

           8. Current Report on Form 8-K dated November 5, 1997.

           9. Current Report on Form 8-K dated January 28, 1998.

          10. Current Report on Form 8-K dated February 9, 1998.

          11. Proxy Statement for the Annual Meeting of Shareholders held on August 15, 1997.

          12. The Registration Statement on Form 8-A under the Exchange Act as filed with the Commission on January 20, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Mr. Harvey Achatz, Vice President and Secretary of the Company, at Daisytek International Corporation, 500 North Central Expressway, Plano, Texas 75074.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of March 31, 1996 and 1997,
  and December 31, 1997 (unaudited).........................  F-3
Consolidated Statements of Income for the Fiscal Years Ended
  March 31, 1995, 1996 and 1997, and the Nine Month Periods
  Ended December 31, 1996 (unaudited) and December 31, 1997
  (unaudited)...............................................  F-4
Consolidated Statements of Shareholders' Equity for the
  Fiscal Years Ended March 31, 1995, 1996 and 1997, and the
  Nine Month Period Ended December 31, 1997 (unaudited).....  F-5
Consolidated Statements of Cash Flows for the Fiscal Years
  Ended March 31, 1995, 1996 and 1997, and the Nine Month
  Periods Ended December 31, 1996 (unaudited) and December
  31, 1997 (unaudited)......................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Daisytek International Corporation:

     We have audited the accompanying consolidated balance sheets of Daisytek International Corporation (a Delaware corporation) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daisytek International Corporation and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                                    ARTHUR ANDERSEN LLP

Dallas, Texas,
April 25, 1997

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                   MARCH 31,
                                                              --------------------    DECEMBER 31,
                                                                1996        1997          1997
                                                              --------    --------    ------------
                                                                                      (UNAUDITED)
CURRENT ASSETS:
  Cash......................................................  $    204    $    552      $    914
  Accounts receivable, net of allowance for doubtful
    accounts of $1,758 and $2,360 at March 31, 1996 and
    1997, respectively, and $2,262 at December 31, 1997.....    69,740      90,778        95,943
  Inventories, net:
    Inventories, excluding Priority Fulfillment Services....    44,358      54,426        58,631
    Inventories, Priority Fulfillment Services..............        --      10,354        11,664
  Prepaid expenses and other current assets.................     2,120       1,214         2,616
  Deferred income tax asset.................................       762         565            --
                                                              --------    --------      --------
         Total current assets...............................   117,184     157,889       169,768
                                                              --------    --------      --------
PROPERTY AND EQUIPMENT, at cost:
  Furniture, fixtures and equipment.........................    15,325      20,949        24,249
  Leasehold improvements....................................       306         673           991
                                                              --------    --------      --------
                                                                15,631      21,622        25,240
  Less - Accumulated depreciation and amortization..........    (6,136)     (9,648)      (12,727)
                                                              --------    --------      --------
         Net property and equipment.........................     9,495      11,974        12,513
EMPLOYEE RECEIVABLE.........................................       395         423           448
EXCESS OF COST OVER NET ASSETS ACQUIRED, net................     1,527       5,002         4,244
                                                              --------    --------      --------
         Total assets.......................................  $128,601    $175,288      $186,973
                                                              ========    ========      ========

                               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $    650    $    662      $    367
  Trade accounts payable....................................    55,222      69,321        65,194
  Accrued expenses..........................................     4,230       6,260         7,415
  Income taxes payable......................................       419       1,398         1,940
  Deferred income tax liability.............................        --          --         1,068
                                                              --------    --------      --------
         Total current liabilities..........................    60,521      77,641        75,984
                                                              --------    --------      --------
LONG-TERM DEBT, less current portion........................    16,419      30,454        28,849
                                                              --------    --------      --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, $1.00 par value; 1,000,000 shares
    authorized at March 31, 1996 and 1997, and December 31,
    1997; none issued and outstanding.......................        --          --            --
  Common stock, $0.01 par value; 10,000,000 shares
    authorized at March 31, 1996, and 20,000,000 shares
    authorized at March 31, 1997 and December 31, 1997;
    12,685,506, 13,041,418 and 13,636,340 shares issued and
    outstanding at March 31, 1996 and 1997, and December 31,
    1997, respectively......................................       127         130           136
  Additional paid-in capital................................    30,810      33,266        36,907
  Retained earnings.........................................    21,736      35,103        46,939
  Cumulative foreign currency translation adjustment........    (1,012)     (1,306)       (1,842)
                                                              --------    --------      --------
         Total shareholders' equity.........................    51,661      67,193        82,140
                                                              --------    --------      --------
         Total liabilities and shareholders' equity.........  $128,601    $175,288      $186,973
                                                              ========    ========      ========

   The accompanying notes are an integral part of these consolidated balance sheets.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    NINE MONTH PERIODS ENDED
                                                   FISCAL YEARS ENDED MARCH 31,           DECEMBER 31,
                                                  ------------------------------    -------------------------
                                                    1995       1996       1997         1996          1997
                                                  --------   --------   --------    -----------   -----------
                                                                                    (UNAUDITED)   (UNAUDITED)
NET SALES.......................................  $352,953   $464,169   $603,814     $429,471      $538,966
COST OF SALES...................................   316,982    416,199    543,848      387,008       485,026
                                                  --------   --------   --------     --------      --------
  Gross profit..................................    35,971     47,970     59,966       42,463        53,940
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....    23,260     29,024     36,630       26,078        33,143
                                                  --------   --------   --------     --------      --------
  Income from operations........................    12,711     18,946     23,336       16,385        20,797
INTEREST EXPENSE................................     2,050      1,482      1,677        1,220         1,619
                                                  --------   --------   --------     --------      --------
  Income before income taxes....................    10,661     17,464     21,659       15,165        19,178
PROVISION (BENEFIT) FOR INCOME TAXES:
  Current.......................................     4,470      6,460      8,095        5,567         5,709
  Deferred......................................      (305)       237        197          238         1,633
                                                  --------   --------   --------     --------      --------
                                                     4,165      6,697      8,292        5,805         7,342
                                                  --------   --------   --------     --------      --------
NET INCOME......................................  $  6,496   $ 10,767   $ 13,367     $  9,360      $ 11,836
                                                  ========   ========   ========     ========      ========
NET INCOME PER COMMON SHARE(1):
  Basic.........................................  $   0.68   $   0.85   $   1.03     $   0.73      $   0.87
  Diluted.......................................  $   0.59   $   0.80   $   0.97     $   0.68      $   0.83
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING(1):
  Basic.........................................     9,550     12,602     12,934       12,904        13,530
WEIGHTED AVERAGE COMMON AND COMMON SHARE
  EQUIVALENTS OUTSTANDING(1):
  Diluted.......................................    11,084     13,514     13,826       13,832        14,260

---------------

(1) In February 1998, the Company's Board of Directors approved a two for one stock split, which provides for each holder of common stock to receive one additional share for each share held. The weighted average common shares outstanding, common share equivalents outstanding and net income per common share calculations have been adjusted to reflect the split.

 The accompanying notes are an integral part of these consolidated statements.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                               COMMON STOCK
                                        COMMON STOCK             WARRANTS         ADDITIONAL              CUMULATIVE
                                     -------------------   --------------------    PAID-IN     RETAINED   TRANSLATION
                                       SHARES     AMOUNT    WARRANTS    AMOUNT     CAPITAL     EARNINGS   ADJUSTMENT     TOTAL
                                     ----------   ------   ----------   -------   ----------   --------   -----------   -------
BALANCE,
March 31, 1994.....................   8,932,008    $ 89     1,738,698   $ 1,600    $10,608     $ 4,473      $  (833)    $15,937
  Net income.......................          --      --            --        --         --       6,496           --       6,496
  Exercise and termination of
     common stock warrants.........     797,356       8    (1,738,698)   (1,600)     1,596          --           --           4
  Issuance and net proceeds from
     sale of common stock..........   2,760,000      28            --        --     18,529          --           --      18,557
  Foreign currency translation
     adjustment....................          --      --            --        --         --          --         (177)       (177)
                                     ----------    ----    ----------   -------    -------     -------      -------     -------
BALANCE,
March 31, 1995.....................  12,489,364     125            --        --     30,733      10,969       (1,010)     40,817
  Net income.......................          --      --            --        --         --      10,767           --      10,767
  Net proceeds from exercise of
     common stock options..........     196,142       2            --        --        561          --           --         563
  Costs associated with secondary
     offering of stock.............          --      --            --        --       (484)         --           --        (484)
  Foreign currency translation
     adjustment....................          --      --            --        --         --          --           (2)         (2)
                                     ----------    ----    ----------   -------    -------     -------      -------     -------
BALANCE,
March 31, 1996.....................  12,685,506     127            --        --     30,810      21,736       (1,012)     51,661
  Net income.......................          --      --            --        --         --      13,367           --      13,367
  Net proceeds from exercise of
     common stock options..........     315,796       3            --        --      1,635          --           --       1,638
  Issuance of common stock for
     acquisition of subsidiary.....      38,562      --            --        --        791          --           --         791
  Issuance of common stock.........       1,554      --            --        --         30          --           --          30
  Foreign currency translation
     adjustment....................          --      --            --        --         --          --         (294)       (294)
                                     ----------    ----    ----------   -------    -------     -------      -------     -------
BALANCE,
March 31, 1997.....................  13,041,418     130            --        --     33,266      35,103       (1,306)     67,193
  Net income (unaudited)...........          --      --            --        --         --      11,836           --      11,836
  Net proceeds from exercise of
     common stock options
     (unaudited)...................     592,384       6            --        --      3,596          --           --       3,602
  Issuance of common stock
     (unaudited)...................       2,538      --            --        --         45          --           --          45
  Foreign currency translation
     adjustment (unaudited)........          --      --            --        --         --          --         (536)       (536)
                                     ----------    ----    ----------   -------    -------     -------      -------     -------
BALANCE,
December 31, 1997 (unaudited)......  13,636,340    $136            --   $    --    $36,907     $46,939      $(1,842)    $82,140
                                     ==========    ====    ==========   =======    =======     =======      =======     =======

 The accompanying notes are an integral part of these consolidated statements.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    NINE MONTH PERIODS ENDED
                                                    FISCAL YEARS ENDED MARCH 31,          DECEMBER 31,
                                                   ------------------------------   -------------------------
                                                     1995       1996       1997        1996          1997
                                                   --------   --------   --------   -----------   -----------
                                                                                    (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................  $  6,496   $ 10,767   $ 13,367    $  9,360      $ 11,836
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization...............     1,393      2,296      3,786       2,704         3,356
     Provision for doubtful accounts.............       750        999      1,594         908         1,250
     Deferred income tax provision (benefit).....      (305)       237        197         238         1,626
     Changes in operating assets and
       liabilities --
       Accounts receivable.......................   (16,368)   (18,888)   (22,801)    (11,186)       (7,415)
       Inventories, net..........................    (9,863)   (12,017)   (19,580)    (12,196)       (6,189)
       Trade accounts payable and accrued
          expenses...............................     9,839     18,495     14,559       4,386        (1,230)
       Income taxes payable......................       575       (478)       969         198           710
       Prepaid expenses and other current
          assets.................................        32     (1,776)       873         960        (1,516)
                                                   --------   --------   --------    --------      --------
          Net cash provided by (used in)
            operating activities.................    (7,451)      (365)    (7,036)     (4,628)        2,428
                                                   --------   --------   --------    --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment............    (3,740)    (4,959)    (5,931)     (3,932)       (3,679)
  Acquisition of subsidiary......................        --         --     (2,105)     (2,105)           --
  Collections (advances) of employee receivables,
     net.........................................     1,575        (80)       (30)        (94)          (81)
                                                   --------   --------   --------    --------      --------
          Net cash used in investing
            activities...........................    (2,165)    (5,039)    (8,066)     (6,131)       (3,760)
                                                   --------   --------   --------    --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (payments of) revolving lines of
     credit, net.................................    (7,918)     5,735     14,660      10,130        (1,382)
  Payments on capital leases and notes payable...      (541)      (571)      (656)       (478)         (513)
  Net proceeds from sale of stock and exercise of
     stock options and warrants..................    18,561         79      1,638       1,492         3,602
                                                   --------   --------   --------    --------      --------
          Net cash provided by financing
            activities...........................    10,102      5,243     15,642      11,144         1,707
                                                   --------   --------   --------    --------      --------
EFFECT OF EXCHANGE RATES ON CASH.................       (82)       (83)      (192)        (32)          (13)
                                                   --------   --------   --------    --------      --------
NET INCREASE (DECREASE) IN CASH..................       404       (244)       348         353           362
CASH, beginning of period........................        44        448        204         204           552
                                                   --------   --------   --------    --------      --------
CASH, end of period..............................  $    448   $    204   $    552    $    557      $    914
                                                   ========   ========   ========    ========      ========

 The accompanying notes are an integral part of these consolidated statements.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF DECEMBER 31, 1997 AND RELATED TO THE NINE MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED.)
1. SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Business

     Daisytek International Corporation (a Delaware corporation) and subsidiaries (the "Company") is a wholesale distributor of non-paper computer and office automation supplies and accessories, whose primary products are laser toner, inkjet cartridges, copier toner, printer ribbons, diskettes, optical storage products, computer tape cartridges and accessories such as cleaning kits and media storage files. The Company's products are used in a broad range of computers and office automation products including laser and inkjet printers, photocopiers, fax machines and data storage products. The Company, through its wholly owned subsidiaries in the U.S., Canada, Australia, Mexico and Singapore, sells products primarily in North America, as well as in Latin America, Australia, Singapore, the Pacific Rim, Europe, and Africa.

     The Company's customers include value-added resellers, computer supplies dealers, office product dealers, contract stationers, buying groups, computer and office product superstores and other retailers who resell the products to end-users. No single customer accounted for more than 10% of the Company's annual net sales for the fiscal years ended March 31, 1995, 1996 and 1997, or the nine month period ended December 31, 1997. At March 31, 1997 and December 31, 1997, five computer and office product superstores and warehouse clubs represent approximately 26% and 25%, respectively, of trade accounts receivable, with the largest being approximately 12% and 10%, respectively, of trade accounts receivable, reflecting the significance of this market segment.

     The Company recognizes revenue upon shipment of product to customers and provides for estimated returns and allowances. The Company permits its customers to return defective products (many of which are then returned by the Company to the manufacturer) and incorrect shipments for credit against other purchases. The Company offers terms to its customers that it believes are standard for its industry.

     During fiscal year 1996, the Company formed Priority Fulfillment Services, Inc. ("PFS"), a wholly owned subsidiary, to provide outsourcing solutions to its business partners and other customers. Through PFS, the Company sells its core competencies in call-center, product fulfillment, logistics and support services to client companies worldwide. PFS customizes these services to meet specific requirements of these companies. PFS's call-center services include: order entry, order tracking and customer service (inbound), outbound telemarketing services and customized reporting of customer and call information. PFS also provides other support services such as invoicing, credit management and collection services, and accounting and systems support. PFS utilizes primarily the Company's centralized distribution facility in Memphis, Tennessee and also the Company's foreign distribution facilities, and maintains relationships with a number of shipping companies to provide next business day delivery on domestic package orders, truck shipments on larger domestic orders and a variety of air and surface delivery options for international orders. PFS presently provides its services under both fee based contracts (where revenue is based on either the sales value of the products or service activity volume) and transaction based contracts (where PFS takes title and resells the product).

  Basis of Presentation

     The consolidated financial statements include the accounts of Daisytek International Corporation and its subsidiaries. All significant intercompany transactions are eliminated. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

  Reclassifications

     Certain prior year data has been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported net income, shareholders' equity or net cash flows.

  Inventories

     Inventories (merchandise held for resale, all of which is finished goods) are stated at the lower of weighted average cost or market.

     Inventories held and owned by the Company's PFS subsidiary relate to product fulfillment and logistics services provided for third parties, and are presented separately in the consolidated balance sheet as certain of these distribution agreements generally allow for the third party to manage the levels of inventory held by the Company. As a result, the levels of inventory held by the Company under these contracts are higher than the Company would normally carry in its core wholesale business.

  Property and Equipment

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets which range from one to seven years.

  Excess of Cost Over Net Assets Acquired

     Excess of cost over net assets acquired is amortized on a straight-line basis over 20 to 40 years. The related amortization expense for each of the fiscal years 1995 and 1996 was approximately $50,000, and was $140,000 for fiscal year 1997. Amortization expense for the nine month periods ended December 31, 1996 and 1997 was $82,000 and $163,000, respectively. Accumulated amortization as of March 31, 1996 and 1997, and December 31, 1997 was $468,000, $608,000 and $741,000, respectively.

  Foreign Currency Translation and Transactions

     For the Company's Canadian and Australian subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at exchange rates in effect at the end of the period, and income and expense items are translated at the average exchange rates for the period. Translation adjustments are reported as a separate component of shareholders' equity. In addition, the Company periodically enters into foreign exchange contracts in order to hedge the Company's net investment in, and its intercompany payable balance (of a long-term investment nature) applicable to its Canadian and Australian subsidiaries. In May 1997, the Company entered into a one-year, $9.6 million (U.S.) forward Canadian currency exchange contract. As of December 31, 1997, the Company had incurred a gain of approximately $0.4 million, net of applicable income taxes, on this contract. In October 1997, the Company entered into a one-year, $1.8 million (U.S.) forward Australian currency exchange contract. As of December 31, 1997, the Company had incurred a gain of approximately $0.1 million, net of applicable income taxes, on this contract.

     For the fiscal years ended March 31, 1995, 1996, and 1997, the Company incurred losses of approximately $31,000 and $59,000, and a gain of approximately $44,000, net of income taxes, respectively, related to a one-year, $3.0 million (U.S.) forward Canadian currency exchange contract that expired in May 1995, a one-year, $4.3 million (U.S.) forward Canadian currency exchange contract that expired in April 1996, and a one-year, $6.6 million (U.S.) forward Canadian currency exchange contract that expired in May 1997, respectively. These gains and losses are included as a component of shareholders' equity.

     For the Company's Mexican subsidiary, the U.S. dollar is the functional currency. Monetary assets and liabilities are translated at the rates of exchange on the balance sheet date and certain assets (notably inventory, and property and equipment) are translated at historical rates. Income and expense items are

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES translated at average rates of exchange for the period except for those items of expense which relate to assets which are translated at historical rates. The gains and losses from foreign currency transactions and translation related to the Mexican subsidiary are included in net income and have not been material.

  Net Income Per Common Share

     Basic net income per common share is calculated by dividing net income by the weighted average common shares outstanding for each period. Diluted net income is calculated by dividing net income by the weighted average common shares and share equivalents outstanding for each period. The difference between the Company's basic and diluted weighted average common shares outstanding is due to dilutive common stock options outstanding. The stock splits discussed in
Note 3 have been reflected in the net income per common share calculations for all periods presented.

  Adoption of New Accounting Standards

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in fiscal year 1997. SFAS No. 121 requires companies to periodically evaluate long-lived assets and to record an impairment loss if the expected undiscounted future cash flows is less than the carrying value of those assets. The effect of the application of SFAS No. 121 was not material.

     The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in fiscal year 1997. The Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans, and has opted to comply with the disclosure requirements of SFAS No. 123.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." This statement establishes new standards for computing and presenting earnings per share ("EPS"). The Company adopted SFAS No. 128 during the quarter ended December 31, 1997. The Company restated its EPS data for all periods presented.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997; however, earlier adoption is permitted. SFAS No. 130 requires the presentation of comprehensive income and its components in a full set of financial statements. SFAS No. 131 requires the disclosure of financial and descriptive information about reportable operating segments. Both SFAS No. 130 and 131 are modifications of existing disclosure requirements, which will have no effect on the results of operations or financial condition of the Company. The Company is currently evaluating the standards and their potential impact on disclosures and will adopt these pronouncements in its fiscal year 1999 financial statements.

  Acquisition of Subsidiary

     Effective October 1, 1996, the Company acquired, with cash and common stock, substantially all of the assets and liabilities of Lasercharge Pty Ltd ("Lasercharge"). Lasercharge is an Australian wholesale distributor of computer and office automation supplies and accessories. The acquisition of Lasercharge was accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets and liabilities assumed based on fair values at the date of acquisition. This resulted in cost in excess of fair value of approximately $3.6 million which is being amortized on a straight-line basis over 20 years. Pro forma results of operations have not been presented because the effects of the acquisition were not significant.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

2. DEBT

     Debt at March 31, 1996 and 1997, and at December 31, 1997 is as follows (dollars in thousands):

                                                    MARCH 31,    MARCH 31,    DECEMBER 31,
                                                      1996         1997           1997
                                                    ---------    ---------    ------------
                                                                              (UNAUDITED)
Revolving line of credit with commercial banks,
  interest (weighted average rate of 6.6% and 6.8%
  at March 31, 1997 and December 31, 1997,
  respectively) at the Company's option at the
  prime rate of a bank (8.5% at March 31, 1997 and
  December 31, 1997) or the Eurodollar rate plus
  0.625% to 1.125% (6.3% and 6.8% at March 31,
  1997 and December 31, 1997, respectively), due
  December 31, 2000...............................   $15,440      $30,100       $26,000
Revolving line of credit with commercial bank,
  interest (weighted average of 5.6% at December
  31, 1997) at the Australian Bank Bill Rate plus
  0.75% (5.6% at December 31, 1997), due July 1,
  1999............................................        --           --         2,718
Notes payable and obligations under capital leases
  for warehouse equipment, computer equipment,
  office furniture and fixtures, interest at
  varying rates ranging from 8% to 21%, with
  initial lease terms varying from three to seven
  years...........................................     1,629        1,016           498
                                                     -------      -------       -------
  Long-term debt..................................    17,069       31,116        29,216
Less: current portion of long-term debt...........      (650)        (662)         (367)
                                                     -------      -------       -------
  Long-term debt, less current portion............   $16,419      $30,454       $28,849
                                                     =======      =======       =======

     In May 1995, the Company entered into an agreement with certain banks for an unsecured revolving line of credit facility (the "Facility") that, as amended in February 1998, has a maximum borrowing availability of $65.0 million and expires on December 31, 2000. The maximum borrowing availability at March 31, 1997 and December 31, 1997, prior to amendment, was $50.0 million. Availability under the Facility is based upon amounts of eligible accounts receivable, as defined. The Facility accrues interest, at the Company's option, at the prime rate of a bank or the Eurodollar rate plus an adjustment ranging from 0.625% to 1.125% depending on the Company's financial performance. A commitment fee of 0.20% to 0.25% is charged on the unused portion of the Facility. The Facility contains various covenants including, among other things, the maintenance of certain financial ratios (minimum fixed charge ratio and minimum level of tangible net worth) and restrictions on certain activities of the Company, including loans and payments to related parties, incurring additional debt, acquisitions, investments and asset sales. As of March 31, 1997 and December 31, 1997, approximately $19.9 million and $24.0 million, respectively, was available under the Facility for additional borrowings. This Facility is part of the Company's integrated cash management system in which accounts receivable collections are used to pay down the Facility and disbursements are paid from the Facility. This system allows the Company to optimize its cash flow.

     During October 1997, the Company's Australian subsidiary entered into an agreement with an Australian bank for an unsecured revolving line of credit facility (the "Australian Facility"). The Australian Facility, which expires on July 1, 1999, allows the Company to borrow Australian dollars up to a maximum of $7.5 million (Australian), or approximately $4.9 million (U.S.) at December 31, 1997. The Australian Facility accrues interest at the Australian Bank Bill Rate plus 0.75%. A commitment fee of 0.25% is charged on the total amount of the Australian Facility. As of December 31, 1997, the Company had borrowed

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES approximately $2.7 million (U.S.), leaving approximately $2.2 million (U.S.) available under the Australian Facility for additional borrowings.

     During December 1997, the Company's Canadian subsidiary entered into an agreement with a Canadian bank for an unsecured revolving line of credit facility (the "Canadian Facility"). The Canadian Facility, which expires on July 1, 1999, allows the Company to borrow Canadian or U.S. dollars up to a maximum of $15.0 million (Canadian), or approximately $10.5 million (U.S.) at December 31, 1997. The Company had no borrowings outstanding under the Canadian Facility at December 31, 1997. The Canadian Facility accrues interest at the Company's option at the bank's prime rate, the bank's cost of funds plus 0.65%, the bank's U.S. dollar commercial loan rate or LIBOR plus 0.65%. A commitment fee of 0.25% is charged on the unused portion of the Canadian Facility.

     The Company is a party to a number of non-cancelable capital lease agreements involving warehouse equipment, computer equipment, and office furniture and fixtures. The Company's property held under capital leases, included in furniture, fixtures and equipment in the balance sheet, amounted to approximately $1,112,000, net of accumulated amortization of approximately $1,560,000 at March 31, 1996, approximately $684,000, net of accumulated amortization of approximately $2,054,000 at March 31, 1997, and approximately $385,000, net of accumulated amortization of approximately $2,353,000 at December 31, 1997.

     Annual maturities of long-term debt and capital leases are as follows (in thousands), after giving effect to the February 1998 amendment to the Facility which extended the maturity of the Facility to December 31, 2000, for the December 31, 1997 presentation:

                                                              MARCH 31,    DECEMBER 31,
                                                                1997           1997
                                                              ---------    ------------
                                                                           (UNAUDITED)
Three month period ended March 31, 1998.....................   $    --       $   144
Fiscal year ended March 31,
  1998......................................................       662            --
  1999......................................................    30,364           264
  2000......................................................        90         2,808
  2001......................................................        --        26,000
                                                               -------       -------
          Total.............................................   $31,116       $29,216
                                                               =======       =======

3. STOCK OPTIONS AND SHAREHOLDERS' EQUITY

  Public Offerings

     In January 1995, the Company completed an initial public offering (the "IPO") of 2,760,000 shares of common stock. In January 1996, the Company completed a secondary offering of 2,415,500 shares of common stock, sold by certain principal and selling shareholders. The Company did not receive any of the proceeds from the sale of shares by these principal and selling shareholders. The Company incurred approximately $484,000 in costs related to the secondary offering, which is reflected as a reduction in Shareholders' Equity.

  Preferred Stock

     In connection with the IPO, the Company authorized the issuance of up to 1,000,000 shares of preferred stock, par value $1.00 per share, none of which is issued or outstanding at March 31, 1996 and 1997, and December 31, 1997.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

  Stock Splits

     In conjunction with the IPO, the Company's Board of Directors approved the conversion of each share of common stock into 1.45 shares upon consummation of the IPO. In February 1998, the Company's Board of Directors approved a two for one stock split which provides for each holder of common stock to receive one additional share for each share held. The stock split was effected in the form of a stock dividend paid on March 2, 1998 to stockholders of record as of February 16, 1998. The consolidated financial statements and the notes thereto have been adjusted to reflect these stock splits on a retroactive basis for all periods presented.

  Stock Purchase Agreement

     Pursuant to a stock purchase agreement dated December 13, 1991, as amended on December 23, 1991 (the "Stock Purchase Agreement"), the Company issued to a private investor 3,333,660 shares of common stock, warrants to purchase 797,356 shares of common stock (the "A Warrants"), and warrants to purchase 941,342 shares of common stock (the "B Warrants") for an aggregate consideration of $10,000,000. The A Warrants contained an exercise price of $0.005 per share, were only exercisable upon the occurrence of certain specified events, and, subject to certain conditions, granted the Company the right to repurchase all or a portion of the A Warrants at prices ranging from $2.315 per share to $2.405 per share. Such warrants were exercised simultaneous with the IPO. The B Warrants contained an exercise price of $0.005 per share and, pursuant to their terms, terminated in January 1995 in conjunction with the IPO.

  Stock Options

     At March 31, 1997 and December 31, 1997, the Company had stock option compensation plans and a non-employee Director stock option plan, which are described below. The Company may also, from time to time, issue non-qualified options outside these plans. The Company applies APB Opinion No. 25 and related Interpretations in accounting for these stock options. Accordingly, no compensation cost has been recognized for stock-based compensation awards. Pro forma net income and earnings per share assuming compensation cost for the Company had been determined under SFAS No. 123, "Accounting for Stock-Based Compensation," are as follows (dollars in thousands, except per share data):

                                          FISCAL YEARS ENDED     NINE MONTH PERIODS ENDED
                                              MARCH 31,                DECEMBER 31,
                                          ------------------    --------------------------
                                           1996       1997         1996           1997
                                          -------    -------    -----------    -----------
                                                                (UNAUDITED)    (UNAUDITED)
Net income:
  As reported...........................  $10,767    $13,367      $9,360         $11,836
  Pro forma.............................  $10,039    $11,202      $7,741         $ 9,293
Earnings per share:
  Basic:
     As reported........................  $  0.85    $  1.03      $ 0.73         $  0.87
     Pro forma..........................  $  0.80    $  0.87      $ 0.60         $  0.69
  Diluted
     As reported........................  $  0.80    $  0.97      $ 0.68         $  0.83
     Pro forma..........................  $  0.74    $  0.81      $ 0.56         $  0.65

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal year 1996: no dividends; expected volatility of 38.51%; risk-free interest rate of 6.9%; and expected life of 6 years. The following assumptions were used for grants during fiscal year 1997: no dividends, expected volatility ranging between 39.25% and 39.50%; risk-free interest rate ranging between 5.9% and 6.6%; and expected life of 6 years. The following assumptions were used for grants during the nine months ended December 31, 1997: no dividends, expected

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES volatility ranging between 40.97% and 41.19%; risk-free interest rate ranging between 6.2% and 6.8%; and expected life of 6 years.

     In January 1989, the Company established an employee stock option plan (the "Plan") in which shares of common stock are reserved for the granting of options at an amount not less than market price, as determined by the Board of Directors, at the date of grant. As of March 31, 1996 and 1997, 12,758 and 17,108 options, respectively, remain available to be granted under the Plan. There were no options available at December 31, 1997 to be granted under the plan.

     In 1994, the Company adopted the 1994 Stock Option Plan for Key Employees of Daisytek International Corporation (the "1994 Plan"). The 1994 Plan authorizes the Company to grant options to selected officers and other key employees of the Company and to non-employee directors. The 1994 Plan provides for the granting to employees of both incentive stock options and nonqualified stock options. The maximum number of shares of common stock for which options may be granted is 1,450,000, subject to adjustments for certain changes in the shares issued and outstanding as described in the 1994 Plan.

     The exercise price of incentive stock options granted under the 1994 Plan may not be less than the fair market value at the date of the grant. The exercise price of nonqualified stock options granted under the 1994 Plan is determined by the option committee of the Board of Directors. As of March 31, 1996 and 1997, and December 31, 1997, 984,000, 510,904, and 46,488 options, respectively, remain to be granted in the future under the 1994 Plan.

     During fiscal year 1997, the Company adopted the Non-Employee Director Stock Option and Retainer Plan (the "Non-Employee Director Plan"). The Non-Employee Director Plan authorizes the Company to grant nonqualified common stock options to non-employee directors at the fair market value of the Company's common stock on the date of grant. The options vest over a three-year period starting on the date of grant. The maximum number of shares which may be granted under the Non-Employee Director Plan is 100,000 shares, subject to adjustments for certain changes in the shares issued and outstanding as described in the plan. As of March 31, 1997 and December 31, 1997, there were 6,000 and 7,440 options, respectively, granted under the Non-Employee Director Plan.

     During the nine months ended December 31, 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan authorizes the Company to grant options to selected officers, directors and other key employees of the Company. The 1994 Plan provides for the granting to employees of both incentive stock options and nonqualified stock options. The maximum number of shares of common stock for which options may be granted is 2,000,000, subject to adjustments for certain changes in the shares issued and outstanding as described in the 1997 Plan.

     The exercise price of incentive stock options granted under the 1997 Plan may not be less than the fair market value of the Company's stock at the date of the grant. In the case of an individual then owning more than 10% of the total combined voting power of the Company, the exercise price may not be less than 110% of the fair market value of the Company's stock at the date of the grant. As of December 31, 1997, 1,914,442 options remain to be granted in the future under the 1997 Plan.

     During fiscal years 1995, 1996 and 1997, and the nine months period ended December 31, 1997, the Company granted options to certain employees pursuant to its employee stock option plans. In addition to the options under such plans, during fiscal years 1996 and 1997, and the nine month period ended December 31, 1997, the Company granted options to certain key employees, executives and directors to purchase 45,000, 110,000 and 79,266 shares of common stock, respectively. These options were granted at the fair market value at the date of the grant and become exercisable over a three-year period starting on the date of the grant.

     During the nine months ended December 31, 1997, the Company, at the option of individual employees, canceled options issued during fiscal year 1997 and issued replacement options, granted at the fair market

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES value of the Company's common stock on the date of the replacement grant. Such options also become exercisable over a three year period starting with the date of the replacement grant, based on vesting percentages.

     The following table summarizes stock option activity for the three years in the period ended March 31, 1997, and the nine month period ended December 31, 1997.

                                                           PRICE PER      WEIGHTED AVERAGE
                                             SHARES          SHARE         EXERCISE PRICE
                                            ---------      ---------      ----------------
Outstanding, March 31, 1994...............  1,127,188    $ 0.64 - $ 2.65       $ 1.74
  Granted.................................      8,700            $ 3.80        $ 3.80
  Exercised...............................         --                --            --
  Canceled................................    (12,758)           $ 2.65        $ 2.65
                                            ---------
Outstanding, March 31, 1995...............  1,123,130    $ 0.64 - $ 3.80       $ 1.75
  Granted.................................    520,000            $ 9.75        $ 9.75
  Exercised...............................   (196,142)   $ 0.64 - $ 3.80       $ 1.84
  Canceled................................     (9,000)           $ 9.75        $ 9.75
                                            ---------
Outstanding, March 31, 1996...............  1,437,988    $ 0.64 - $ 9.75       $ 4.58
  Granted.................................    678,228    $16.25 - $20.00       $16.54
  Exercised...............................   (315,796)   $ 0.64 - $ 9.75       $ 2.45
  Canceled................................    (93,482)   $ 3.80 - $16.25       $13.27
                                            ---------
Outstanding, March 31, 1997...............  1,706,938    $ 0.64 - $20.00       $ 9.25
  Granted (Unaudited).....................  1,286,650    $12.50 - $22.44       $12.72
  Exercised (Unaudited)...................   (592,384)   $ 0.64 - $16.25       $ 2.52
  Canceled (Unaudited)....................   (646,302)   $ 9.75 - $20.00       $16.30
                                            ---------
Outstanding, December 31, 1997
  (Unaudited).............................  1,754,902    $ 0.64 - $22.44       $11.47
                                            =========

     The weighted average fair values of options granted during each of the years ended March 31, 1996 and 1997, and the nine months ended December 31, 1997, were $4.85, $8.08 and $6.15 respectively. As of March 31, 1996 and 1997, and December 31, 1997, 806,788, 682,543 and 258,472, respectively, of options outstanding were exercisable. The remaining options will become exercisable over the next three years based on vesting percentages.

     The following table summarizes information about the Company's stock options outstanding at March 31, 1997:

                        OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
-------------------------------------------------------------------   -------------------------------
                                      WEIGHTED
                                      AVERAGE           WEIGHTED                          WEIGHTED
   RANGE OF      OUTSTANDING AS      REMAINING          AVERAGE       EXERCISABLE AS      AVERAGE
EXERCISE PRICES    OF 3/31/97     CONTRACTUAL LIFE   EXERCISE PRICE     OF 3/31/97     EXERCISE PRICE
---------------  --------------   ----------------   --------------   --------------   --------------
$ 0.64 - $ 5.00     626,018             4.6              $ 1.59          626,018           $1.59
$ 5.01 - $10.00     457,260             8.1              $ 9.75           56,525           $9.75
$10.01 - $20.00     623,660             9.1              $16.57               --              --

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

     The following table summarizes information about the Company's stock options outstanding at December 31, 1997 (unaudited):

                        OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
-------------------------------------------------------------------   -------------------------------
                                      WEIGHTED
                                      AVERAGE           WEIGHTED                          WEIGHTED
   RANGE OF      OUTSTANDING AS      REMAINING          AVERAGE       EXERCISABLE AS      AVERAGE
EXERCISE PRICES   OF 12/31/97     CONTRACTUAL LIFE   EXERCISE PRICE    OF 12/31/97     EXERCISE PRICE
---------------  --------------   ----------------   --------------   --------------   --------------
$ 0.64 - $ 5.00      103,050            3.8              $ 1.85          103,050           $ 1.85
$ 5.01 - $10.00      381,324            7.4              $ 9.75          153,892           $ 9.75
$10.01 - $15.00    1,219,660            9.3              $12.50               --               --
$15.01 - $22.44       50,868            9.2              $19.15            1,530           $16.25

4. SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS)

                                                                           NINE MONTHS PERIODS
                                                                                  ENDED
                                        FISCAL YEARS ENDED MARCH 31,          DECEMBER 31,
                                       ------------------------------   -------------------------
                                         1995       1996       1997        1996          1997
                                       --------   --------   --------   -----------   -----------
                                                                        (UNAUDITED)   (UNAUDITED)
Cash paid during the period for:
  Interest...........................   $2,119     $1,445     $1,830      $1,274        $1,644
  Income taxes.......................   $3,896     $6,953     $6,411      $4,493        $2,832
Fixed assets acquired under capital
  leases.............................   $  212     $   --     $   --      $   --        $   --
Acquisition of subsidiary:
  Fair value of net assets
     acquired........................   $   --     $   --     $2,896      $2,896        $   --
  Stock issued.......................       --         --       (791)       (791)           --
                                        ------     ------     ------      ------        ------
     Net cash paid for acquisition...   $   --     $   --     $2,105      $2,105        $   --
                                        ======     ======     ======      ======        ======

5. RELATED PARTY TRANSACTIONS

     The Company has made various loans to its President, a Senior Vice President, and a Vice President. These loans accrue interest at the Company's effective borrowing rate (6.8% and 7.0% at March 31, 1997 and December 31, 1997, respectively). The Company had notes receivable (including accrued interest) from its President of approximately $395,000, $423,000 and $448,000 as of March 31, 1996 and 1997, and December 31, 1997, respectively, which are classified as non-current assets in the consolidated balance sheet. The Company's note receivable from a Senior Vice President as of March 31, 1997 and December 31, 1997 were approximately $122,000 and $181,000, respectively. The Company's notes receivable from a Vice President as of March 31, 1997 was $61,000. These notes are classified as accounts receivable in the accompanying consolidated balance sheet.

     The Company also had trade accounts receivable due from companies in which either the Company or its largest shareholder owns a minority interest. Such sales were made in accordance with the Company's usual terms, except that such companies were provided with extended payment terms. In fiscal year 1993, the principal shareholder transferred his minority interest in all but one of these companies to a subsidiary of the Company for a nominal amount, which approximated the fair market value of these minority interests. In fiscal year 1997, the Company sold its remaining interest in one of the companies, and as such, the fiscal year 1997 information presented below excludes such information for this former related party. Trade accounts receivable and advances from these related party companies totaled approximately $757,000 and $517,000 at March 31, 1996 and 1997, respectively, and $377,000 at December 31, 1997 and are classified as accounts receivable in the accompanying consolidated balance sheet. Sales to these related parties totaled approxi-

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES mately $2,285,000, $2,707,000 and $1,844,000 for the fiscal years ended March 31, 1995, 1996 and 1997, respectively, and $1,247,000 and $1,693,000 for the nine month periods ended December 31, 1996 and 1997.

6. INCOME TAXES

     Deferred taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. These differences relate primarily to provisions for doubtful accounts, capitalization of inventory costs, reserves for inventory, book versus tax depreciation differences, and certain accrued expenses deducted for book purposes but not yet deductible for tax purposes. A reconciliation of the difference between the expected income tax provision at the U.S. Federal statutory corporate tax rate (34.0%, 34.9% and 35.0% in fiscal years 1995, 1996 and 1997, respectively, and 35.0% in the nine month periods ended December 31, 1996 and 1997) and the Company's effective tax rate is as follows (in thousands):

                                                                           NINE MONTH PERIODS
                                        FISCAL YEARS ENDED MARCH 31,       ENDED DECEMBER 31,
                                       ------------------------------   -------------------------
                                         1995       1996       1997        1996          1997
                                       --------   --------   --------   -----------   -----------
                                                                        (UNAUDITED)   (UNAUDITED)
Provision computed at statutory
  rate...............................   $3,625     $6,086     $7,581      $5,308        $6,712
Impact of foreign taxation at
  different rates....................      137        141        270         154           317
State income taxes, net of federal
  benefit............................      174        297        335         221           249
Expenses not deductible for tax
  purposes...........................       49         56        104          60            97
Change in valuation reserve..........      378          8       (123)        (94)          (77)
Other................................     (198)       109        125         156            44
                                        ------     ------     ------      ------        ------
          Provision for income
            taxes....................   $4,165     $6,697     $8,292      $5,805        $7,342
                                        ======     ======     ======      ======        ======

     The consolidated income before taxes, by domestic and foreign entities, is as follows (in thousands):

                                                                        NINE MONTH PERIODS
                                     FISCAL YEARS ENDED MARCH 31,       ENDED DECEMBER 31,
                                    ------------------------------   -------------------------
                                      1995       1996       1997        1996          1997
                                    --------   --------   --------   -----------   -----------
                                                                     (UNAUDITED)   (UNAUDITED)
Domestic..........................  $ 9,991    $16,355    $18,703      $13,428       $15,522
Foreign...........................      670      1,109      2,956        1,737         3,656
                                    -------    -------    -------      -------       -------
          Total...................  $10,661    $17,464    $21,659      $15,165       $19,178
                                    =======    =======    =======      =======       =======

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

     The provision (benefit) for income taxes is summarized as follows (in thousands):

                                                                          NINE MONTH PERIODS
                                       FISCAL YEARS ENDED MARCH 31,       ENDED DECEMBER 31,
                                      ------------------------------   -------------------------
                                        1995       1996       1997        1996          1997
                                      --------   --------   --------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)
Current
  Domestic.........................    $3,576     $5,349     $6,317      $4,516        $3,891
  State............................       263        456        515         340           383
  Foreign..........................       631        655      1,263         711         1,435
                                       ------     ------     ------      ------        ------
          Total current............     4,470      6,460      8,095       5,567         5,709
                                       ------     ------     ------      ------        ------
Deferred
  Domestic.........................      (237)       265        197         239         1,630
  Foreign..........................       (68)       (28)        --          (1)            3
                                       ------     ------     ------      ------        ------
          Total Deferred...........      (305)       237        197         238         1,633
                                       ------     ------     ------      ------        ------
            Total..................    $4,165     $6,697     $8,292      $5,805        $7,342
                                       ======     ======     ======      ======        ======

     The components of the deferred tax asset (liability) as of March 31, 1996 and 1997, and the nine month period ended December 31, 1997, are as follows (in thousands):

                                                           MARCH 31,
                                                        ---------------    DECEMBER 31,
                                                        1996      1997         1997
                                                        -----    ------    ------------
                                                                           (UNAUDITED)
Deferred tax asset:
  Allowance for doubtful accounts...................    $ 670    $  872      $   583
  Capitalized inventory costs.......................       84       170          211
  Inventory obsolescence reserve....................      288       273          170
  Accrued straight-line rent........................       81        70           65
  Accrued vacation..................................       58        58           60
  Foreign net operating loss carryforwards..........      687       631        1,269
  Other.............................................      266       204           32
                                                        -----    ------      -------
                                                        2,134     2,278        2,390
  Less -- Valuation reserve.........................     (386)     (263)        (186)
                                                        -----    ------      -------
          Total deferred tax asset..................    1,748     2,015        2,204
                                                        -----    ------      -------
Deferred tax liability:
  Property and equipment............................     (487)     (426)        (257)
  Accounts receivable discount......................       --      (411)      (1,701)
  Foreign inventory purchases.......................     (404)     (463)      (1,111)
  Other.............................................      (95)     (150)        (203)
                                                        -----    ------      -------
          Total deferred liability..................     (986)   (1,450)      (3,272)
                                                        -----    ------      -------
Deferred tax asset (liability), net.................    $ 762    $  565      $(1,068)
                                                        =====    ======      =======

     For financial reporting purposes, the tax benefit of cumulative temporary differences is recorded as an asset to the extent that management assesses the utilization of such temporary differences to be "more likely than not". As of March 31, 1996 and 1997 and December 31, 1997, a valuation allowance was recorded due to uncertainties regarding the Company's utilization of its Mexico subsidiary's net tax asset.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

7. COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries lease equipment and facilities under operating leases expiring in various years through fiscal year 2002. In most cases, management expects that, in the normal course of business, leases will be renewed or replaced by other leases. Minimum future annual rental payments under non-cancelable operating leases having original terms in excess of one year are as follows (in thousands):

                                                               MARCH 31,    DECEMBER 31,
                                                                 1997           1997
                                                               ---------    ------------
                                                                            (UNAUDITED)
Three month period ending March 31, 1998...................     $    --       $ 1,047
Fiscal year ending March 31, 1998..........................       3,085            --
  1999.....................................................       2,635         3,528
  2000.....................................................       2,382         3,363
  2001.....................................................       1,724         2,195
  2002.....................................................         943         1,051
  Thereafter...............................................          --            --
                                                                -------       -------
          Total............................................     $10,769       $11,184
                                                                =======       =======

     Total rental expense under operating leases approximated $1,900,000, $2,255,000 and $3,107,000 for the fiscal years ended March 31, 1995, 1996 and 1997, respectively, and approximately $2,206,000 and $2,545,000 for the nine month periods ended December 31, 1996 and 1997, respectively.

     Although the Company carries products and accessories supplied by numerous vendors, the Company's net sales from products manufactured by its ten largest suppliers were approximately 66%, 72% and 74% of total net sales during fiscal years 1995, 1996 and 1997, respectively, and 75% and 76% of total net sales for the nine month periods ended December 31, 1996 and 1997, respectively. The Company has entered into written distribution agreements with nearly all of its major suppliers. As is customary in the industry, these agreements generally provide non-exclusive distribution rights, have one-year renewable terms and are terminable by either party at any time, with or without cause. Certain of these agreements require minimum annual purchases. Total minimum purchase requirements for fiscal year 1998 approximate $47 million. Additionally, many of the Company's suppliers offer rebate programs under which, subject to the Company purchasing certain predetermined amounts of inventory, the Company receives rebates based on a percentage of the dollar volume of total rebate program purchases. The Company also takes advantage of several other programs offered by substantially all of its suppliers. These include price protection plans under which the Company receives credits against future purchases if the supplier lowers prices on previously purchased inventory and stock rotation or stock balancing privileges under which the Company can return slow-moving inventory in exchange for other products. Certain of the Company's suppliers also provide the Company with cooperative advertising programs, marketing development funds and other types of incentives and discounts which offset the production costs of the Company's published marketing tools and other related costs.

     The Company is involved in certain litigation arising in the ordinary course of business. Management believes that such litigation will be resolved without material effect on the Company's financial position or results of operations.

8. FOREIGN OPERATIONS AND EXPORTS

     The Company, through its wholly owned subsidiaries, Daisytek (Canada) Inc., Daisytek Australia Pty Ltd and Daisytek de Mexico, S.A. de C.V., sells products in Canada, Australia and in Mexico. All intercompany activity is eliminated in computing net sales and net income. Information related to the

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

Company's Australia and Mexico subsidiaries are included in Other in the following table. Financial information, summarized by geographical area, is as follows (in thousands):

                                                                    NINE MONTH PERIODS
                                 FISCAL YEARS ENDED MARCH 31,       ENDED DECEMBER 31,
                                ------------------------------   -------------------------
                                  1995       1996       1997        1996          1997
                                --------   --------   --------   -----------   -----------
                                                                 (UNAUDITED)   (UNAUDITED)
Net sales:
  Domestic...................   $323,462   $424,667   $541,710    $388,812      $464,111
  Canada.....................     38,487     44,459     57,295      39,046        54,947
  Other......................      1,368      8,932     26,425      15,946        38,459
  Intercompany
     eliminations............    (10,364)   (13,889)   (21,616)    (14,333)      (18,551)
                                --------   --------   --------    --------      --------
     Consolidated............   $352,953   $464,169   $603,814    $429,471      $538,966
                                ========   ========   ========    ========      ========
Net income:
  Domestic...................   $  6,437   $ 10,284   $ 11,675    $  8,396      $  9,617
  Canada.....................        640        759      1,346         810         1,332
  Other......................       (581)      (276)       346         154           887
                                --------   --------   --------    --------      --------
     Consolidated............   $  6,496   $ 10,767   $ 13,367    $  9,360      $ 11,836
                                ========   ========   ========    ========      ========
Identifiable assets:
  Domestic...................   $ 83,194   $115,219   $144,836    $129,561      $149,804
  Canada.....................      9,055     10,360     16,924      14,543        19,677
  Other......................      2,172      3,022     13,528      12,016        17,492
                                --------   --------   --------    --------      --------
     Consolidated............   $ 94,421   $128,601   $175,288    $156,120      $186,973
                                ========   ========   ========    ========      ========

     The Company also exports its products for sale throughout Latin America (through its wholly owned subsidiary, Daisytek Latin America, Inc., beginning in January 1996), Europe, the Far East, Africa and Australia. Total export sales to these geographic regions for fiscal years 1995, 1996 and 1997, included in Domestic sales in the preceding table, were approximately $28.0 million, $31.8 million and $33.5 million, respectively. Total export sales to these geographic regions for the nine month periods ended December 31, 1996 and 1997, included in domestic sales in the preceding table, were approximately $24.8 million and $27.3 million, respectively.

9. EMPLOYEE SAVINGS PLAN

     In fiscal year 1994, the Company implemented a defined contribution employee savings plan under Section 401(k) of the Internal Revenue Code. Substantially all full-time and part-time U.S. employees are eligible to participate in the plan. The Company, at its discretion, may match employee contributions to the plan and also make an additional matching contribution in the form of profit sharing in recognition of Company performance. For fiscal years 1995 and 1996, the Company matched 25% of the employee contributions resulting in charges against income of approximately $81,000 and $95,000, respectively. For fiscal year 1997, the Company matched 20% of the employee contributions resulting in a charge against income of approximately $78,000. For the nine month period ended December 31, 1997, the Company matched 10% of the employee contributions, resulting in a charge against income of approximately $37,000.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company estimates fair value based on market information and appropriate valuation methodologies. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES parties, other than in a forced sale or liquidation. The fair values of all non-derivative financial instruments approximate their carrying amounts in the accompanying consolidated balance sheets.

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company's derivative financial instruments outstanding as of March 31, 1996 and 1997, and December 31, 1997, consisted of forward foreign currency exchange contracts used to hedge the Company's net investment in, and its intercompany payable balance applicable to its Canadian and Australian subsidiaries (See Note 1). The fair value of these contracts based on fiscal year-end exchange rates, excluding related income taxes, was a net loss of approximately $90,000 at March 31, 1996, and net gains of approximately $67,000 and $472,000 at March 31, 1997 and December 31, 1997, respectively.

11. SUBSEQUENT EVENTS (UNAUDITED)

     During January 1998, the Company purchased all of the common stock of Steadi-Systems, Ltd. ("Steadi-Systems"). Steadi-Systems is an independent wholesale distributor of media products to the filmed entertainment and multimedia industries. The acquisition of Steadi-Systems will be accounted for using the purchase method of accounting, and, accordingly, the purchase price will be allocated to the assets and liabilities assumed based on the fair values at the date of acquisition. The Company will record a one-time charge related to the completion of transition, integration and merger activities, estimated at about $0.6 million, or approximately $0.03 per share, in the Company's fourth financial quarter ending March 31, 1998.

     After giving effect to operating leases entered into after December 31, 1997, including operating leases of Steadi-Systems, the Company's minimum future annual rental payments under non-cancelable operating leases having original terms in excess of one year are approximately $1.2 million, $4.3 million, $4.5 million, $3.3 million, $2.1 million, $0.9 million and $5.9 million for the three month period ending March 31, 1998, fiscal years ending March 31, 1999, 2000, 2001, 2002, 2003 and thereafter, respectively.

     During January 1998, the Company entered into a promissory note agreement with a bank which allows the Company to borrow up to a maximum of $10 million. Amounts borrowed under this note agreement bear interest at the bank's discretion, primarily based on a money market borrowing rate plus an adjustment. The maturity date of any amounts borrowed will occur prior to January 1999, the expiration date of the note.

     In February 1998, the Company's Board of Directors approved a two for one stock split which provides for each holder of common stock to receive one additional share for each share held. The stock split was effected in the form of a stock dividend paid on March 2, 1998 to stockholders of record as of February 16, 1998. The consolidated financial statements and the notes thereto have been adjusted to reflect these stock splits on a retroactive basis for all periods presented.

     In February 1998, the Company filed a Form S-3 registration statement with the Securities and Exchange Commission. The Company intends to reduce outstanding indebtedness under the Company's line of credit through the application of the net proceeds from the sale of 2,300,000 shares of common stock. The unaudited supplemental income per share data has been calculated assuming this offering occurred as of the beginning of the respective period.

              DAISYTEK INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                                              NINE MONTH PERIOD
                                                                    ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
                                                                 (UNAUDITED)
Supplemental net income per common share
  Basic.....................................................       $  0.82
  Diluted...................................................       $  0.79
Supplemental weighted average common shares outstanding (in
  thousands):
  Basic.....................................................        15,830
  Diluted...................................................        16,560

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS
------------------------------------------------------

Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    10
Price Range of Common Stock and
  Dividend Policy.....................    11
Capitalization........................    12
Selected Consolidated Financial
  Data................................    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    14
Business..............................    23
Management............................    33
Principal and Selling Stockholders....    35
Underwriting..........................    38
Legal Matters.........................    39
Experts...............................    40
Available Information.................    40
Incorporation of Certain Documents by
  Reference...........................    40
Index to Consolidated Financial
  Statements..........................   F-1

PROSPECTUS                                                        MARCH 26, 1998

                                 DAISYTEK LOGO

                                   3,300,000

                       DAISYTEK INTERNATIONAL CORPORATION

                                 COMMON SHARES
                          SBC WARBURG DILLON READ INC.
                            PAINEWEBBER INCORPORATED
                            WILLIAM BLAIR & COMPANY